EXHIBIT 99.1

CREDIT AGREEMENT

Dated as of April 5, 2013

between

CLAUDE RESOURCES INC.

As Borrower

- and -

NORREP CREDIT OPPORTUNITIES FUND INC., IN ITS CAPACITY AS GENERAL PARTNER OF NORREP CREDIT OPPORTUNITIES FUND II, LP AND NORREP CREDIT OPPORTUNITIES FUND II (PARALLEL), LP

As Lender

TABLE OF CONTENTS

ARTICLE 1 - DEFINITIONS		1
1.1	General Definitions	1
1.2	Schedules and Exhibits	11
1.3	Accounting Terms and Definitions	12
1.4	Currency Conversion	12
1.5	Supplements, Re-enactments, Etc.	12
1.6	Headings of Subdivisions	12
ARTICLE 2 - TERMS OF THE LOAN		13
2.1	The Loan	13
2.2	Issuance of Warrants for Common Shares	13
ARTICLE 3 - PAYMENT		13
3.1	Payments on Principal	13
3.2	Mandatory Prepayments of Loan	13
3.3	Optional Prepayments	13
3.4	General Matters	14
ARTICLE 4 - INTEREST, FEES AND CHARGES		14
4.1	Rate of Interest	14
4.2	Payment of Interest	14
4.3	Default Rate of Interest	14
4.4	Computation of Interest and Fees	15
4.5	Maximum Interest	15
4.6	Financing Fee	15
4.7	Lender's Expenses	15
4.8	Increased Costs	15
ARTICLE 5 - LOAN ADMINISTRATION		16
5.1	Disbursement of Loan	16
5.2	Payments to Lender	16
ARTICLE 6 - TERMINATION AND REDUCTION		16
6.1	Termination	16
6.2	Continuing Liabilities	17
ARTICLE 7 - SECURITY INTEREST AND COLLATERAL		17
7.1	Security Interest to the Lender	17
7.2	Preservation of Collateral and Perfection of Security Interests Therein	18
7.3	Possession of Collateral and Related Matters	18
7.4	Collections	19
7.5	Attachment	20
7.6	Exception regarding Leasehold Interests and Contractual Rights	20
ARTICLE 8 - REPRESENTATIONS AND WARRANTIES		20
8.1	Representations and Warranties	20
8.2	Survival of Representations and Warranties	26
ARTICLE 9 - SCHEDULES AND REPORTS		27
9.1	Financial Information	27
9.2	Compliance Certificate	27
9.3	Other Matters	28
ARTICLE 10 - COVENANTS		28
10.1	Covenants	28
ARTICLE 11 - CONDITIONS PRECEDENT		36
11.1	Conditions Precedent to Drawdown	36
ARTICLE 12 - DEFAULT		38
12.1	Events of Default	38
ARTICLE 13 – REMEDIES		41

13.1	Remedies	41
ARTICLE 14 - INDEMNIFICATION, ETC.		43
14.1	General Indemnity	43
14.2	Taxes	44
ARTICLE 15 - GENERAL PROVISIONS		44
15.1	Notice	44
15.2	Choice of Governing Law and Construction	45
15.3	Forum Selection and Service of Process	45
15.4	Modification and Benefit of Agreement	45
15.5	Power of Attorney	45
15.6	Waivers, Confidentiality, Information Sharing	46
15.7	Timing of Payments	46
15.8	Currency	46
15.9	Judgment Currency	47
15.10	Severability	47
15.11	Conflicts	47
15.12	Right of Set-Off	47
15.13	Entire Agreement	47
15.14	Non-Merger	47
15.15	Counterpart Execution/Electronic Delivery	47
15.16	English Language	48

- ii -

CREDIT AGREEMENT

THIS CREDIT AGREEMENT is made with effect as of the 5th day of April, 2013, by and between CLAUDE RESOURCES INC. a corporation under the laws of Canada (the "Borrower") and NORREP CREDIT OPPORTUNITIES FUND INC., IN ITS CAPACITY AS GENERAL PARTNER OF NORREP CREDIT OPPORTUNITIES FUND II, LP AND NORREP CREDIT OPPORTUNITIES FUND II (PARALLEL), LP (the "Lender");

RECITALS:

WHEREAS the Borrower desires that the Lender extend the Loan (as herein defined) to the Borrower, and the Lender has indicated its willingness to lend on the terms and conditions set forth herein;

AND WHEREAS the parties wish to provide for the terms and conditions upon which the Loan shall be made;

NOW THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Borrower, the parties hereto agree as follows:

ARTICLE 1 - DEFINITIONS

1.1	General Definitions.

In this Agreement the following terms shall have the following meanings:

(a)	"Accounts" means all claims, accounts, contract rights, or other rights to payment for goods sold or services rendered, chattel paper, instruments and documents, whether now owned or hereafter created or acquired by a Person or in which a Person now has or hereafter acquires any interest.

(b)	"Account Debtor" means, in respect of any Account, the debtor obligated to make payment thereof.

(c)	"Action Request" means any request from any governmental or regulatory body or agency under any Environmental Law whereby such body or agency requests that the Person requested takes action or steps or does acts or things in respect of any Property in its charge, management or control to remediate a matter which is not or is alleged not to be in compliance with all Environmental Laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.

(d)	"Affiliate" means: (a) any Person which, directly or indirectly, controls, is controlled by or is under common control with any other Person; (b) any Person which beneficially owns or holds, directly or indirectly, ten percent (10%) or more of any class of voting stock or equity interest (including partnership interests) of any other Person; (c) any Person, ten percent (10%) or more of any class of the voting stock (or if such Person is not a corporation, ten percent (10%) or more of the equity interest, including partnership interests) of which is beneficially owned or held, directly or indirectly, by any other Person or (d) any Person related within the meaning of the Income Tax Act (Canada) to any such Person and includes any "Affiliate" within the meaning specified in the Canada Business Corporations Act on the date hereof. The term control (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Person in question.

(e)	"Agreement" means this credit agreement, including all exhibits and schedules hereto, as amended, restated or otherwise modified from time to time.

(f)	"Annual Debt Service" means, as at any date the total of (i) all amounts payable by the Borrower to the Lender or other third parties on account of all Debt due in the twelve (12) months following such date of calculation and (ii) all operating lease commitments due in the twelve (12) months following such date.

(g)	"Audited Financial Statements" means the Consolidated statement of financial position of the Borrower for the Fiscal Year ended December 31, and the related Consolidated statements of income or operations, shareholder’s equity and cash flows for such fiscal year of the Borrower, including the notes thereto.

(h)	"Borrower" means Claude Resources Inc., a corporation created pursuant to the Canada Business Corporations Act with its head office in Saskatoon, Saskatchewan.

(i)	"Business Day" means any day other than a Saturday, Sunday, or such other day as banks in Saskatoon, Saskatchewan are authorized or required to be closed for business.

(j)	"Capital Expenditures" means, with respect to any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including expenditures for capitalized lease obligations) by the Borrower during such period that are required by IFRS to be included in or reflected by the property, plant or equipment or similar fixed asset accounts (or in intangible asset accounts subject to amortization) in the balance sheet of the Borrower.

(k)	"Capital Lease Obligations" means, with respect to any Person for any period, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as liabilities on a balance sheet of such Person under IFRS and the amount of which obligations shall be the capitalized amount thereof determined in accordance with IFRS, which for greater certainty shall include all finance leases under IFRS.

(l)	"Cash Flow Coverage Ratio" means, on any date, the ratio of (i) the Net EBITDA for the twelve-month period immediately preceding such date to (ii) Annual Debt Service on such date.

(m)	"Change of Control" means, with respect to the Borrower, the acquisition by any Person or group of Persons who are associates (as such term is defined in The Securities Act, 1988 (Saskatchewan)), or who act together in concert for such purpose of (i) shares or other voting securities of the Borrower to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors or other Persons charged with the direction of the management of the Borrower and which, if exercised, are sufficient to elect a majority of such directors or other management Persons, or (ii) any other right to appoint a majority of such directors or other management Persons or with respect to any Person who from time to time has previously met the foregoing test the further acquisition by such Person or group of Persons who are associates (as such term is defined in The Securities Act, 1988 (Saskatchewan)) or who act together in concert for such purpose of any further units or other voting securities of the Borrower.

(n)	"Chattel Paper", "Document of Title", "Intangible", "Goods" and "Instrument" shall have the respective meanings assigned to such term as of the date of this Agreement in the Personal Property Security Act (Ontario).

(o)	"Closing Date" means April 5, 2013 or such other date on which the Lender agrees to advance the Loan.

(p)	"Collateral" means all of the undertaking and Property, present and future, real, immovable, personal and immovable, of the Borrower, including that specifically described in Article 7 hereof, now or hereafter pledged, hypothecated, granted or assigned to the Lender to secure, either directly or indirectly, repayment on account of payment of any of the Liabilities.

(q)	"Consolidated Net Income" means, for any period, the Consolidated net income (loss) after tax of the Borrower for such period.

(r)	"Consolidated" means, when used to modify a financial term, test, statement, or report of a Person, the application or preparation of such term, test, statement or report (as applicable) based upon the consolidation, in accordance with IFRS, of the financial condition or operating results of such Person.

(s)	"Current Assets" means cash, accounts receivable, inventory and other assets that are likely to be converted into cash, sold, exchanged or received in the normal course of business within one year or less, excluding amounts due from related parties.

(t)	"Current Liabilities" means debts that are or will become payable within one year or one operating cycle, whichever is longer (excluding amounts due to Subsidiaries) and which will require Current Assets to pay, including the current portion of long-term debt (other than any principal amount of long-term debt payable at maturity), it being understood and agreed that "Current Liabilities" does not include demand loans (other than amounts outstanding under Loan Segment (1) and Loan Segment (2) of the indebtedness specified on Schedule 8.1(m), or any similar loan segment of any refinancing or replacement thereof) (so long as any such loan amount has not been converted into a long-term debt facility).

(u)	"Current Ratio" means the ratio of Current Assets to Current Liabilities.

(v)	"Debt" means, with respect to any Person: (i) all indebtedness of such Person for borrowed money; (ii) all Capital Lease Obligations; and (ii) any guarantee of an obligation described in the preceding clause (i) or (ii).

(w)	"Deemed Interest Rate" means the interest rate applicable to the Loan as set out in section 4.1 or 4.3, as the case may be, from time to time.

(x)	"Default" means an Event of Default or any event, condition or default specified in section 12.1 which, with the giving of notice, the lapse of time or both, would be an Event of Default.

(y)	"Distribution" shall have the meaning ascribed to it in section 10.1(m) hereof.

(z)	"EBITDA" means on any date, Consolidated Net Income for the Borrower earned during the twelve month period ended on the fiscal Quarter ended on or immediately prior to such date, plus, to the extent deducted in calculating Consolidated Net Income (without duplication):

(i)	amounts deducted in calculating net income or net loss in respect of non- cash expenses, depreciation and amortization during such period;

(ii)	amounts deducted in calculating such net income or net loss in respect of Third Party Interest Expense, net of interest income added in calculating such net income or net loss during such period;

(iii)	amounts deducted in calculating such net income or net loss in respect of income, capital or business taxes paid or payable, whether or not deferred, during such period;

(iv)	after-tax management bonuses retained during such period;

(v)	cash amounts realized on the sale of investments during such period and not otherwise included in net income;

(vi)	deferred revenues representing the sale of tax pools where actual cash was received during such period and not otherwise included in net income; and

(vii)	any loss on the repurchase or redemption of any securities (including in connection with the early retirement or defeasance of any Current Liabilities);

minus (without duplication) for such period any expenditures attributable to capitalized development costs to the extent excluded from by the Borrower from expenditures in the calculation of Consolidated Net Income; and excluding (without duplication) for such period:

(viii)	any gain or loss attributable to the sale, conversion or other sale, lease, disposition or other transfer of assets out of the ordinary course of business;

(ix)	any gain resulting from the write-up of assets or any loss resulting from the write-down of assets;

(x)	all non-cash gains, non-cash losses or other non-cash amounts that were included in such net income;

(xi)	any gain on the repurchase or redemption of any securities (including in connection with the early retirement or defeasance of any Current Liabilities); and

(xii)	any other extraordinary or non-recurring items.

(aa)	"Equipment" means all machinery, apparatus, equipment, fittings, furniture, fixtures, motor vehicles and other tangible personal or movable Property (other than Inventory) of every kind and description used in a Person’s operations or owned by such Person or in which such Person has an interest, whether now owned or hereafter acquired by such Person and wherever located, and all parts, accessories and tools and all increases and accessories thereto and substitutions and replacements therefor.

(bb)	"Equivalent" means the amount in one currency which is equivalent to an amount in another currency when such latter amount is converted to such former currency in accordance with section 1.4 hereof.

(cc)	"Event of Default" shall have the meaning ascribed to it in Article 12 hereof.

(dd)	"Environmental Laws" means all federal, provincial, state and local laws, rules, regulations, ordinances, programs, permits, guidelines, orders and consent decrees relating to Materials of Environmental Concern, pollution or protection of health, safety or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacturing, processing, distribution, use, treatment, storage, disposal or transport of Materials of Environmental Concern.

(ee)	"Financial Statements" means the statements of financial position, income and shareholders' equity and statements of cash flows of the Borrower all in accordance with IFRS and consistent with the approach used by the Borrower in its Audited Financial Statements

(ff)	"Fiscal Quarter" means any of the quarterly accounting periods of the Borrower ending on March 31, June 30, September 30, and December 31 of each year.

(gg)	"Fiscal Year" means any period of twelve consecutive months ending on December 31 of any calendar year.

(hh)	"IFRS" means at any time the International Financial Reporting Standards, promulgated by the International Accounting Standards Board, as amended, supplemented or replaced from time to time.

(ii)	"Interest Payment Date" means the first day of each month or if that is not a Business Day, the next Business Day following.

(jj)	"Interest Rate" has the meaning given in section 4.1.

(kk)	"Inventory" means, with respect to any Person, all inventory of such Person, whether now owned or hereafter acquired including, but not limited to, all goods intended for sale or lease by such Person, or for display or demonstration; all work in process; all raw materials and other materials and supplies of every nature and description used or which might be used in connection with the manufacture, printing, packing, shipping, advertising, selling, leasing or furnishing of such goods or otherwise used or consumed in such Person’s business.

(ll)	"Liabilities" means all present and future obligations, liabilities and indebtedness, of any and every kind and nature, of the Borrower to the Lender arising under this Agreement and the Other Documents, whether now or hereafter existing, whether now due or to become due, whether primary, secondary, direct, indirect, absolute, contingent or otherwise (including without limitation, obligations of performance), whether several or joint or joint and several.

(mm)	"Lien" means: (a) any interest in Property securing an obligation owed to, or a claim by, a Person, whether such interest is based on the common law, civil law, statute, or contract, and including, without limitation, a security interest, charge, claim, hypothec or lien arising from a mortgage, deed of trust, hypothec, encumbrance, pledge, hypothecation, assignment, deposit arrangement, agreement, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes; and (b) to the extent not included under clause (a), (i) any rights of repossession or similar rights of unpaid suppliers, (ii) any reservation, exception, encroachment, easement, right-of-way, covenant, condition, restriction, lease or other title exception or encumbrance affecting Property, and (iii) any other lien, hypothec, charge, privilege, secured claim, title retention, garnishment right, deemed trust, encumbrance or other right affecting Property, choate or inchoate, whether or not crystallized or fixed, whether or not for amounts due or accruing due, arising by any statute or law of any jurisdiction, at law, in equity or by any agreement.

(nn)	"Loan" shall have the meaning ascribed to it in section 2.1 hereof.

(oo)	"Losses" shall have the meaning ascribed to it in section 14.1 hereof.

(pp)	"Mandatory Repayment Date" means the date that the Loan is required to be repaid in full by the Borrower prior to the Maturity Date under section 3.2 hereof.

(qq)	"Material Adverse Effect" means with respect to any event, act, condition or occurrence of whatever nature (including any adverse determination in any litigation, arbitration or governmental investigation or proceeding), whether singly or in conjunction with any other event or events, act or acts, condition or conditions, occurrence or occurrences, whether or not related, a result which materially and adversely alters the financial or other condition of the Borrower, including on the business, Property, operations or condition of the Borrower, or materially and adversely affects or could reasonably be expected to materially and adversely affect the ability of the Borrower to perform its obligations hereunder or under the Other Agreements as the case may be or any lien of the Lender.

(rr)	"Materials of Environmental Concern" means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products, together with any hazardous, toxic or dangerous substances, materials and wastes, including, without limitation, hydrocarbons (including naturally occurring or man-made petroleum and hydrocarbons), flammable explosives, asbestos, urea formaldehyde insulation, radioactive materials, biological substances, polychlorinated biphenyls, pesticides, herbicides and any other kind and/or type of pollutants or contaminants (including, without limitation, materials which include hazardous constituents), sewage, sludge, industrial slag, solvents and/or any other similar substances, materials or wastes and including any other substances, materials or wastes that are or become regulated under any laws relating to the protection of the environment or maintenance of occupational safety (including, without limitation, any that are or become classified as hazardous or toxic under any such laws).

(ss)	"Maturity Date" means the fifth anniversary of the Closing Date.

(tt)	"Net Debt to EBITDA Ratio" means the ratio of Net Debt to EBITDA.

(uu)	"Net Debt" means, as of any date of determination, (i) Consolidated Debt of the Borrower outstanding on such date minus (ii) the aggregate amount of cash and cash equivalents included in the cash accounts listed on the Consolidated statement of financial position of the Borrower as of such date, to the extent the use thereof for application to payment of Debt is not prohibited by law or contract.

(vv)	"Net EBITDA" means on any date with respect to any period, EBITDA realized during such period excluding:

(ii)	any dividends paid or declared during such period; and

(iii)	any capital expenditures incurred during such period but not financed by long-term debt or equity issues minus:

A.	capital asset sales during such period; and

B.	any expenditures attributable to capitalized development costs to the extent excluded by the Borrower from expenditures in the calculation of Consolidated Net Income.

(ww)	"NYSE Approval" has the meaning ascribed to in in section 2.2 hereof.

(xx)	"Other Agreements" means all agreements, instruments and documents including, without limitation, mortgages, trust deeds, pledges, powers of attorney, consents, assignments, contracts, notices, security agreements, leases, financing statements, notes, and all other writings heretofore, now or from time to time hereafter executed by or on behalf of the Borrower, or any other Person and delivered to the Lender in connection with this Agreement or the transactions contemplated hereby.

(yy)	"Permitted Cash Investments" means an investment in any of the following:

(i)	direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of Canada or the United States or of any province or state thereof, as applicable (or by any agency or instrumentality of any of the foregoing to the extent such obligations are backed by the full faith and credit of the Government of Canada or the United States or of such province or state, as applicable);

(ii)	investments in certificates of deposit, bankers’ acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada or of any Canadian province; and

(iii)	deposits in bank accounts made in the ordinary course of business and otherwise permitted hereunder.

(zz)	"Permitted Liens" means:

(i)	statutory liens of landlords, carriers, warehousemen, mechanics, materialmen or suppliers incurred in the ordinary course of business and securing amounts not yet due or declared to be due by the claimant thereunder;

(ii)	Liens in favour of the Lender or its Affiliates;

(iii)	zoning restrictions and easements, rights-of-way, licenses, covenants and other restrictions affecting the use of real or immovable property that do not individually or in the aggregate have an adverse effect on the Borrower’s ability to use such real or immovable property for its intended purpose in connection with the Borrower’s business;

(iv)	liens and prior claims securing the payment of taxes or other governmental charges not yet delinquent or being contested in good faith and by proper proceedings;

(v)	liens incurred or deposits made in the ordinary course of business in connection with capitalized leases for purchase of, and applying only to, Equipment permitted as Capital Expenditures under section 10.1(k)(i), provided that such security secures only the acquisition or purchase costs for the Equipment so secured;

(vi)	liens taken or reserved in Equipment in the ordinary course of business to secure payment of all or part of the purchase price of such Equipment or to secure Debt incurred solely for the purpose of financing the acquisition of such Equipment, provided that (A) such liens apply only to such Equipment, (B) any Debt secured by such liens is permitted under section 10.1(k)(ii) and (C) the relevant lien is granted prior to or within 30 days after the purchase of such Equipment;

(vii)	deposits or liens to secure performance of bids, trade contracts, leases and statutory obligations (to the extent not excepted elsewhere herein);

(viii)	Liens specifically permitted as set forth on Schedule 1.1(1) attached hereto (subject to any restrictions set out in Schedule 1.1(1));

(ix)	securities to public utilities or to any municipalities or governmental authorities or other public authority when required by the utility, municipality or governmental authorities or other public authority in connection with the supply of services or utilities;

(x)	statutory liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of the Borrower under Environmental Laws to which any assets of the Borrower are subject;

(xi)	any Lien arising out of the refinancing, extension, renewal or refunding of any indebtedness secured by a Lien permitted by any of the foregoing subsections (i) through (x), inclusive; provided that (A) such indebtedness is not secured by any additional Property, and (B) the amount of such indebtedness is not increased above the maximum amount of indebtedness permitted to be incurred under the definitive documentation therefor as in effect on the date hereof;

(xii)	pledges or deposits in connection with worker’s compensation, unemployment insurance and other social security legislation, and to public utilities when required by the operations of the Borrower’s business in the ordinary course of business;

(xiii)	rights of set-off, banker’s lien and other similar rights arising solely by operation of law;

(xiv)	undetermined or inchoate liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable law or of which written notice has not been duly given in accordance with applicable law or which, although filed or registered, relate to obligations not due or delinquent;

(xv)	the rights reserved to or vested in governmental authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(xvi)	liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Borrower is prosecuting an appeal or proceeding for review in good faith and by appropriate proceedings and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured; and

(xvii)	such registered liens and encumbrances as would be disclosed on a title search with respect to the real properties of the Borrower performed on the date of this Agreement.

(aaa)	"Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, institution, entity, party or foreign or local government (whether federal, provincial, state, county, city, municipal or otherwise), including, without limitation, any instrumentality, division, agency, body or department thereof.

(bbb)	"Plan" means any pension or other employee benefit plan and which is: (a) a plan maintained by the Borrower; (b) a plan to which the Borrower contributes or is required to contribute; (c) a plan to which the Borrower was required to make contributions at any time during the five (5) calendar years preceding the date of this Agreement; or (d) any other plan with respect to which the Borrower has incurred or may incur liability, including contingent liability, either to such plans or to any Person.

(ccc)	"Prepayment Fee" shall have the meaning ascribed to it in section 3.3 hereof.

(ddd)	"Property" means any interest in any kind of property or asset, whether real, immovable, personal, movable, or mixed, tangible or intangible.

(eee)	"Security Interest" shall have the meaning ascribed to it in section 7.1 hereof.

(fff)	"Subsidiary" means, with respect to a Person, any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time stock of any other class of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by the Person or by any partnership, joint venture or other entity of which more than fifty percent (50%) of the outstanding equity interests are at the time, directly or indirectly, owned by the Person.

(ggg)	"Taxes" shall have the meaning ascribed to it in section 14.2 hereof.

(hhh)	"Third Party Debt" means, at any time, the aggregate of (i) the Liabilities outstanding at such time, and (ii) all other debt of the Borrower, or other liquidated claims against the Borrower.

(iii)	"Third Party Interest Expense" means, for any period, without duplication, the aggregate expense incurred or to be incurred by such Persons during such period for interest and other financing charges in connection with Third Party Debt.

(jjj)	"TTM EBITDA" means, at any date, EBITDA for the twelve (12) months immediately preceding such date.

(kkk)	"Violation Notice" means any notice received by a Person, from any governmental or regulatory body or agency under any Environmental Law that such Person or any of its Property is not in compliance with the requirements of any Environmental Law, if such non-compliance would reasonably be expected to have a Material Adverse Effect.

1.2	Schedules and Exhibits

The following are the Schedules and Exhibits to this Agreement, which are deemed to be a part of this Agreement:

Schedule 1.1(1)	-	Permitted Liens
Schedule 1.1(2)	-	Business and Collateral Locations
Schedule 1.1(3)	-	Bank Accounts of Borrower
Schedule 8.1(e)	-	Intellectual Property
Schedule 8.1(f)	-	Borrower’s Name(s)
Schedule 8.1(g)	-	Subsidiaries, Affiliates, Joint Venture and Partnerships
Schedule 8.1(h)	-	Litigation
Schedule 8.1(m)	-	Indebtedness
Schedule 8.1(v)	-	Labour Matters
Schedule 9.2	-	Officer’s Compliance Certificate
Schedule 10.5(n)	-	Investments
Exhibit 1	-	Form of Share Purchase Warrant

1.3	Accounting Terms and Definitions.

Unless otherwise defined or specified herein, all defined terms in section 1.1 as used in this Agreement shall have the meanings set out in such paragraph, and all accounting terms used in this Agreement shall be construed in accordance with IFRS, applied on a basis consistent in all material respects with the annual Audited Financial Statements, except as otherwise specifically prescribed herein. All accounting determinations for purposes of determining compliance with the financial covenants contained herein shall be made in accordance with IFRS as in effect on the Closing Date (unless and to the extent otherwise stipulated herein) and applied on a basis consistent in all material respects with the Audited Financial Statements, except as otherwise specifically prescribed herein. Except as otherwise specified herein, the financial statements required to be delivered hereunder from and after the Closing Date, and all financial records, shall be maintained in accordance with sound accounting practices including, if applicable, IFRS. If IFRS shall change from the basis used in preparing the Audited Financial Statements, the certificates required to be delivered pursuant to section 9.1 demonstrating compliance with the covenants contained herein shall include, at the election of the Borrower or upon the request of the Lender, calculations setting forth the adjustments necessary to demonstrate how the Borrower is in compliance with the financial covenants based upon IFRS as in effect on the Closing Date.

1.4	Currency Conversion.

Whenever in this Agreement there is a need to convert Canadian dollars to U.S. dollars, or vice versa, or any other foreign currency, for the purpose of any valuation, calculation or determination (including the determination of an Equivalent for the purpose of expressing an amount in one currency as an amount in another currency), the rate of exchange to be used shall be the Bank of Canada noon spot rate (or any other rate to which the parties agree) on such day, and if that day is not a Business Day, on the immediately preceding Business Day.

1.5	Supplements, Re-enactments, Etc.

References herein to any document or legislation are, unless otherwise stated, to be construed as references to such document or legislation as amended, restated or supplemented from time to time and references to any enactment include re-enactments, amendments and extensions thereof.

1.6	Headings of Subdivisions.

The headings of subdivisions in this Agreement are for convenience of reference only, and shall not govern the interpretation of any of the provisions of this Agreement.

ARTICLE 2 - TERMS OF THE LOAN

2.1	The Loan.

Subject to the terms and conditions of this Agreement and the Other Agreements, absent the existence of a Default, the Lender agrees to loan to the Borrower in lawful money of Canada in the principal amount of Twenty-Five Million Dollars ($25,000,000.00) to or for the account of the Borrower (the "Loan") in accordance with the terms of section 5.1.

2.2	Issuance of Warrants for Common Shares.

As additional consideration for the advance of the Loan, the Borrower agrees to issue to the Lender warrants (the "Warrants") to purchase 5,750,000 common shares in the capital of the Borrower at an exercise price of $0.70. The Warrants shall be issued in the form set out Exhibit

1, contemporaneously with the advance of the Loan. Following listing approval from the NYSE- MKT with respect to the common shares of the Corporation purchasable pursuant to the Warrants (the "NYSE Approval"), the Warrants shall be exercisable by the Lender, in whole or in part, at any time until five (5) years from the Closing Date.

ARTICLE 3 - PAYMENT

3.1	Payments on Principal.

(a)	The Borrower shall pay to the Lender an amount on account of the principal owing under the Loan equal to Three Hundred Thousand Dollars ($300,000.00) commencing on the first Business Day of the 13th month following the Closing Date and continuing on the first day of each month thereafter until the Maturity Date.

(b)	The Borrower shall pay in full to the Lender the outstanding principal amount on the Loan, together with all accrued and unpaid interest thereon and any other accrued and unpaid Liabilities, on the earliest to occur of: (i) the Maturity Date; (ii) the Mandatory Repayment Date; and (iii) the date of the acceleration of the Liabilities pursuant to section 13.1 of this Agreement or pursuant to any Other Agreement.

(c)	If any such payment due date is not a Business Day, then such payment may be made on the next succeeding Business Day and such extension of time shall be included in the computation of the amount of interest and fees due hereunder.

3.2	Mandatory Prepayments of Loan.

Upon the occurrence of any Event of Default, the Borrower shall, at the request of the Lender, repay the Loan in full together with the Prepayment Fee on a date stipulated by the Lender (the "Mandatory Repayment Date").

3.3	Optional Prepayments.

(a)	Subject to the terms hereof, the Borrower may prepay at any time after twelve (12) months have elapsed following the Closing Date, subject to the concurrent payment to the Lender of a prepayment fee calculated in accordance with section 3.3(b) (the "Prepayment Fee"), all or any amount of the outstanding principal amount of the Loan, together with all accrued and unpaid interest thereon, provided that the Lender receives ten (10) Business Days’ notice of such prepayment.

(b)	The Prepayment Fee shall be a percentage of the amount of the outstanding principal amount being prepaid by the Borrower, determined based on the number of full months that have elapsed since the Closing Date in accordance with the following table:

Prepayment Fee	Months Following Closing Date

2%	13 - 24

1%	25 - 36

0%	37 - 60

3.4	General Matters.

All payments made by the Borrower shall be made without set-off, recoupment or counterclaim. The Loan shall, if requested by the Lender, in the Lender’s sole discretion, be evidenced by one or more promissory notes in form and substance satisfactory to the Lender. However, if such Loan is not so evidenced, the Loan made by the Lender, including rates of interest, fees and other charges, may be evidenced by entries upon the books and records maintained by the Lender which books and records shall constitute conclusive evidence thereof in the absence of manifest error or evidence to the contrary.

ARTICLE 4 - INTEREST, FEES AND CHARGES

4.1	Rate of Interest.

Subject to section 4.3, the principal amount of the Loan and other outstanding Liabilities shall bear interest from the Closing Date to the date paid and at a rate equal to ten (10%) percent per annum and such interest shall be payable in arrears in accordance with section 4.2.

4.2	Payment of Interest.

The Borrower shall pay the Lender all accrued and unpaid interest on the principal amount of the Loan and the outstanding amount of other Liabilities monthly in arrears in cash on each Interest Payment Date.

4.3	Default Rate of Interest.

Upon and after the occurrence of an Event of Default under section 12.1, and during the continuation thereof, the principal amount of the Loan and the other Liabilities shall bear interest at a rate per annum equal to fourteen percent (14%) and such interest shall be calculated daily and compounded monthly and shall be payable on demand by the Lender.

4.4	Computation of Interest and Fees.

Interest hereunder shall be determined daily and compounded monthly not in advance, both before and after demand, default and judgment and shall be computed on the actual number of days elapsed over a year of three hundred and sixty-five (365) days or three hundred and sixty- six (366) days, as the case may be. For the purpose of the Interest Act (Canada) only, the yearly rates of interest to which the rates applicable to the Loan are equivalent are the rates so determined, multiplied by the actual number of days in the year divided by three hundred and sixty-five (365) or three hundred and sixty-six (366), as the case may be.

4.5	Maximum Interest.

It is the intent of the parties that the rate of interest and the other charges to the Borrower under this Agreement shall be lawful; therefore, if for any reason the interest or other charges payable under this Agreement are found by a court of competent jurisdiction, in a final determination, to exceed the limit which the Lender may lawfully charge the Borrower, then the obligation to pay interest and other charges shall automatically be reduced with retroactive effect to such limit and, if any amount in excess of such limit shall have been paid, then such amount shall be refunded to the Borrower.

4.6	Financing Fee.

The Borrower shall pay to the Lender a financing fee equal to Three Hundred Seventy-Five Thousand Dollars ($375,000.00), which fee shall be fully earned, non-refundable and payable in full on the earlier of the dates of such payment and the Closing Date.

4.7	Lender's Expenses.

The Borrower shall reimburse the Lender for all reasonable costs and expenses (including without limitation, reasonable consultant’s fees and expenses and reasonable legal fees and expenses) incurred by the Lender in connection with: (a) the documentation and consummation of this transaction (whether or not this transaction is consummated) including, without limitation, security and other public record searches, lien filings, express mail or similar express or messenger delivery, due diligence costs and expenses, (b) and in seeking to collect, protect or enforce any rights in or to the Collateral or incurred by the Lender in seeking to collect any Liabilities and to administer and enforce any of its rights under this Agreement. All such costs, expenses and charges shall constitute Liabilities hereunder, shall be payable by the Borrower to the Lender on demand and, until paid, shall bear interest at the Deemed Interest Rate. The Lender acknowledges having received Sixty Thousand Dollars ($60,000.00) from the Borrower in respect of closing expenses, and the parties agree that any portion of such Sixty Thousand Dollars ($60,000.00) which is not expended in respect of closing expenses shall be returned to the Borrower.

4.8	Increased Costs.

Notwithstanding any other provision herein, in the event that the introduction of or any change in any law, rule, regulation, treaty or directive or in the interpretation or application thereof, or compliance by the Lender with any request or directive (whether or not having the force of law) from any governmental authority, agency or instrumentality or regulatory body:

(a)	subjects the Lender to any tax of any kind whatsoever with respect to this Agreement, the Other Agreements or the Loan, or changes the basis of taxation of payments to the Lender of principal, interest or any other amount payable hereunder (except for changes in the rate of tax imposed on the overall net income of the Lender); or

(b)	imposes, modifies, holds applicable any reserve, special deposit, compulsory loan or similar requirement against Property held by, or deposits or other liabilities in or for the account of, advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of the Lender;

and the result of any of the foregoing is to materially increase the cost to the Lender of agreeing to make, making, continuing or maintaining or participating in the Loan, or to materially reduce any amount receivable thereunder or to materially increase the withholding taxes payable then, in any such case, the Borrower shall pay the Lender, after demand by the Lender, any additional amounts necessary to compensate the Lender on an after-tax basis for such additional cost or reduced amount receivable or increased withholding taxes payable with respect to this Agreement or the Loan made hereunder.

ARTICLE 5 - LOAN ADMINISTRATION

5.1	Disbursement of Loan.

The Borrower hereby irrevocably authorizes the Lender to disburse the proceeds of the Loan on the Closing Date.

5.2	Payments to Lender.

All payments to be made by the Borrower to the Lender hereunder shall be made to the Lender by wire transfer in accordance with wire instructions given by the Lender to the Borrower from time to time.

ARTICLE 6 - TERMINATION AND REDUCTION

6.1	Termination.

This Agreement shall be in effect from the date hereof until the Maturity Date unless the Liabilities become due and payable pursuant to section 3.2 or Article 13 hereof in which case the Borrower shall immediately pay all of the Liabilities. If the due date of the Liabilities is accelerated pursuant to section 3.2 or Article 13 hereof or if the Borrower prepays the Loan in accordance with section 3.3 hereof, this Agreement shall terminate on the date that all such Liabilities are paid in full. At such time as the Borrower has repaid all of the Liabilities and this Agreement has terminated:

(a)	the Borrower shall provide a release of any obligations and liabilities of the Lender and its Affiliates, in form and substance reasonably satisfactory to the Lender; and

(b)	upon the Borrower’s request, the Lender shall, at the Borrower’s cost and expense, deliver to the Borrower a termination, discharge and release of all security in form and substance reasonably satisfactory to the Borrower and such other documents and instruments as the Borrower may reasonably request in order to effect or evidence the termination of this Agreement and the security.

6.2	Continuing Liabilities.

Nothing in section 6.1 shall effect any liabilities and obligations of the Borrower or the Lender set out in this Agreement or the Other Agreements which are stated to survive payment of the Liabilities and termination of this Agreement or the Other Agreements, as the case may be.

ARTICLE 7 - SECURITY INTEREST AND COLLATERAL

7.1	Security Interest to the Lender.

Without limiting any other provision hereof or of the Other Agreements, as security for all of the Liabilities, including without limitation the payment of the Loan and all other amounts now or in the future advanced by the Lender to the Borrower hereunder, the Borrower does hereby grant to the Lender, and on the date of making the Loan the Lender shall continue to hold, a continuing (subject only to Permitted Liens) and perfected and, if desired by the Lender, duly registered security interest (the "Security Interest") on all of the undertaking and Property of the Borrower, whether now or hereafter owned, existing, acquired or arising, tangible or intangible, real or personal, movable or immovable and wherever now or hereafter located, including, without limitation:

(a)	all Accounts of the Borrower;

(b)	all Chattel Paper, Instruments, Documents of Title and Intangibles (including, without limitation, all patents, patent applications, trade-marks, trade-mark applications, tradenames, trade secrets, goodwill, copyrights, registrations, licenses, franchises, customer lists, tax refund claims, claims against carriers and shippers, guarantee claims, contracts rights, security interests, security deposits and any rights to indemnification) of the Borrower;

(c)	all Inventory of the Borrower;

(d)	all Goods (other than Inventory) including Equipment, vehicles and fixtures of the Borrower;

(e)	all deposits and cash and any other property of the Borrower now or hereafter in the possession, custody or control of the Lender or any agent or any parent, Affiliate or Subsidiary of the Lender or any participant with the Lender in the Loan for any purpose (whether for safekeeping, deposit, collection, custody, pledge, transmission or otherwise);

(f)	all real, immovable and leasehold property of the Borrower and all easements, rights-of-ways, privileges, benefits, licenses, improvements and rights of the Borrower whether connected therewith or appurtenant thereto or separately owned or held, including without limitation, all structures, plants and other fixtures now owned or hereafter owned or acquired; and

(g)	all additions and accessions to, substitutions for, and replacements, products and proceeds of the foregoing property, including, without limitation, proceeds of all insurance policies insuring the foregoing property, and all of the Borrower books and records relating to any of the foregoing and to the Borrower's business.

7.2	Preservation of Collateral and Perfection of Security Interests Therein.

The Borrower shall, at the Lender’s request and at the Borrower's expense, at any time and from time to time, execute and deliver to the Lender such financing statements, documents and other agreements and instruments (and the Borrower shall pay the cost of filing or recording the same in all public offices deemed reasonably necessary or desirable by the Lender) and do such other acts and things as the Lender may deem reasonably necessary or desirable in order to establish and maintain a valid, attached and perfected security interest in the Collateral in favour of the Lender (free and clear of all other Liens except Permitted Liens) to secure payment of the Liabilities, and in order to facilitate the collection of the Collateral, the Borrower irrevocably hereby makes, constitutes and appoints the Lender (and all Persons designated by the Lender for that purpose) as the Borrower’s true and lawful attorney and agent to execute such financing statements, documents and other agreements and instruments and do such other acts and things as may be necessary to preserve and perfect the Security Interest of the Lender in the Collateral to the extent that the Borrower does not do so after request by the Lender or after an Event of Default.

7.3	Possession of Collateral and Related Matters.

Until an Event of Default has occurred, the Borrower shall have the right, except as otherwise provided in this Agreement, in the ordinary course of the Borrower’s business, to:

(a)	sell or furnish under contracts of supply or service any of the Borrower’s Inventory normally held by the Borrower for any such purpose; and

(b)	use and consume any raw materials, work in process or other materials normally held by the Borrower for such purpose;

provided however that a sale in the ordinary course of business shall not include any transfer or sale in satisfaction, partial or complete, of a debt owed by the Borrower, or a transfer, sale or other disposition to any Parent, Subsidiary, Affiliate or shareholder of the Borrower, or to any other Person in whom the Borrower hold any interest or any other related party, which is at a price or on terms more favourable to the recipient than would be given to an unrelated party.

7.4	Collections.

(a)	The Lender may, at any time and from time to time after the occurrence of an Event of Default which is continuing, in addition to the remedies set out in section 12.1, whether before or after notification to any Account Debtor and whether before or after the maturity of any of the Liabilities:

(i)	enforce collection of any of the Borrower's Accounts or contract rights by suit or otherwise;

(ii)	exercise all of the Borrower's rights and remedies with respect to proceedings brought to collect any of the Borrower's Accounts;

(iii)	surrender, release or exchange all or any part of any Accounts of the Borrower, or compromise or extend or renew for any period (whether or not longer than the original period) any indebtedness thereunder;

(iv)	sell or assign any Account of the Borrower upon such terms, for such amount and at such time or times as the Lender deems advisable;

(v)	prepare, file and sign any of the Borrower's names on any proof of claim in bankruptcy or other similar document against any Account Debtor indebted on an Account the Borrower; and

(vi)	do all other acts and things which are necessary, in the Lender’s sole discretion, to fulfil the Borrower's obligations under this Agreement and the Other Agreements and to allow the Lender to collect the Accounts. In addition to any other provision hereof, the Lender may at any time on or after the occurrence of an Event of Default which is continuing, at the Borrower's expense, notify any parties obligated on any of the Accounts of the Borrower to make payment directly to the Lender of any amounts due or to become due thereunder.

(b)	The Lender shall, upon receipt by it of cash or other immediately available funds from collections of items of payment and proceeds of any Collateral, apply the whole or any part of such collections or proceeds against the Liabilities in such order as the Lender shall determine in its sole discretion, subject to the terms of this Agreement.

(c)	In its sole judgment, without waiving or releasing any obligation, liability or duty of the Borrower under this Agreement or the Other Agreements or any Default, at any time following the occurrence and during the continuance of an Event of Default, the Lender may (but shall not be obligated to) pay, acquire or accept an assignment of any security interest, hypothec, lien, encumbrance or claim asserted by any Person in, upon or against the Collateral. All sums paid by the Lender in respect thereof and all costs, fees and expenses (including, without limitation, reasonable legal fees and disbursements (on a solicitor-client basis) for outside counsel, all court costs and all other charges relating thereto) incurred by the Lender shall constitute Liabilities, payable by the Borrower on demand and, until paid, shall bear interest at the Deemed Interest Rate.

(d)	The Borrower shall, promptly at the Lender’s request, deliver to the Lender the original of any Instrument, Document of Title or Chattel Paper, in each case constituting Collateral and evidencing an obligation in excess of Five Hundred Thousand Dollars ($500,000.00), together with an appropriate endorsement or other specific evidence of assignment thereof to the Lender (in form and substance acceptable to the Lender). If an endorsement or assignment of any such items shall not be made for any reason, the Lender is hereby irrevocably authorized, as the attorney and agent of the Borrower, to endorse or assign the same on such Person’s behalf.

7.5	Attachment.

The Borrower acknowledges and agrees that: (i) value has been given, (ii) the Borrower has rights in the Collateral owned or purported to be owned by it, and (iii) the Security Interest shall attach to existing Collateral upon execution of this Agreement by the Borrower and to each item of after-acquired Collateral at the time that the Borrower acquires any rights therein.

7.6	Exception regarding Leasehold Interests and Contractual Rights.

The last day of the term of any lease, sublease or agreement therefore is specifically excepted from the Security Interest, but the Borrower agrees to stand possessed of such last day in trust for any Person acquiring such interest of the Borrower. To the extent that the creation of the Security Interest would constitute a breach or cause the acceleration of any agreement, right, licence or permit to which the Borrower is a party, the Security Interest shall not attach thereto, but the Borrower shall hold its interest therein in trust for the Lender, and the Security Interest shall attach to such agreement, right, license or permit forthwith upon obtaining the consent of the other party thereto.

ARTICLE 8 - REPRESENTATIONS AND WARRANTIES

8.1	Representations and Warranties.

The Borrower hereby makes the following representations, warranties and covenants:

(a)	the Borrower is duly incorporated, organized and in good standing in its jurisdiction of organization and is duly qualified and in good standing in all jurisdictions where the nature and extent of the business transacted by it or the ownership of its Property makes such qualification necessary (except for such jurisdictions in which the failure to so qualify would not reasonably be expected to have a Material Adverse Effect) and has all requisite power and authority to own or lease its property and to carry on its business;

(b)	the Borrower has the right and power and is duly authorized and empowered to enter into, execute and deliver this Agreement and the Other Agreements to which it is a party and perform its respective obligations hereunder and thereunder; the Borrower's execution, delivery and performance of this Agreement and the Other Agreements to which it is a party does not and shall not:

(i)	conflict with, or constitute a violation or breach of or constitute a default under the provisions of any statute, law, regulation, ordinance, judgment or rule of law;

(ii)	conflict with, or constitute a violation or breach of or constitute a default, except where such conflict, violation, breach or default would not reasonably be expected to have a Material Adverse Effect, under any mortgage, indenture, lease, Lien, instrument, agreement, contract or other document which may now or hereafter be binding on the Borrower; or

(iii)	conflict with, or constitute a violation or breach of or constitute a default under the certificate or articles of incorporation, amendment, continuation or amalgamation, by-laws, resolutions or similar documents of the Borrower, any shareholders’ agreement affecting the Borrower or its property (or declaration having like effect); and the Borrower's execution, delivery and performance of this Agreement and the Other Agreements to which it is a party shall not result in the imposition of any Lien upon any of its property under any existing indenture, mortgage, deed of trust, loan or credit agreement or other agreement or instrument by which the Borrower or any of the Borrower's property may be bound or affected;

(c)	this Agreement and the Other Agreements to which the Borrower is a party are legal, valid and binding obligations of the Borrower, and are enforceable against the Borrower, as the case may be, in accordance with their respective terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights of creditors generally and general equitable principles;

(d)	the Borrower has obtained and holds all applicable licenses, authorizations, approvals and permits, the lack of which would reasonably be expected to have a Material Adverse Effect, and the Borrower is and shall remain in compliance in all material respects with all applicable federal, provincial, state, local and foreign statutes, orders, regulations, rules and ordinances (including, without limitation, statutes, orders, regulations, rules and ordinances relating to taxes, employer and employee contributions and similar items, securities, employee retirement and welfare benefits, employee health and safety or environmental matters), the failure to comply with which would not reasonably be expected to have a Material Adverse Effect;

(e)	the Borrower possesses, and shall continue to possess, adequate licenses, patents, patent applications, copyrights, service marks, trade-marks, trade-mark applications, trade-styles and trade-names to continue to conduct its business as heretofore conducted by it, details of all of which as of the Closing Date are described on Schedule 8.1(e);

(f)	each of the Borrower's current and prior names, trade-names and division names are described on Schedule 8.1(f); the Borrower shall notify the Lender in writing at least thirty (30) days prior to the change of any Borrower's name or the use of any trade-names or division names not previously disclosed to the Lender in writing;

(g)	Schedule 8.1(g) is a correct and complete list of all Subsidiaries, partnerships and joint ventures of the Borrower. Except as disclosed on Schedule 8.1(g), the Borrower is not engaged in any joint venture or partnership with any other Person, and Schedule 8.1(g) provides a correct description of all such partnerships and joint ventures;

(h)	except as described in Schedule 8.1(h), to the best of the Borrower's knowledge after due inquiry, there are no actions, suits, counterclaims or proceedings which are pending or threatened against the Borrower which if adversely determined would have a Material Adverse Effect, and the Borrower shall, promptly, upon becoming aware of any such pending or threatened action or proceeding, give written notice thereof to the Lender;

(i)	to the best of the Borrower's knowledge after due inquiry the Borrower is not in default under any contract, lease or commitment to which it is a party or by which it is bound, except for defaults which would not reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, the Borrower is not in arrears in respect of any lease, rental or other payment due under any real (or immovable) property lease or to any warehousemen, bailee or similar Person, except as would not reasonably be expected to have a Material Adverse Effect;

(j)	no security agreement, financing statement or analogous instrument exists as at the Closing Date with respect to any of the Collateral other than any security agreement, financing statement or analogous instrument evidencing Permitted Liens;

(k)	the Borrower is the lawful owner of all Collateral now purportedly owned or hereafter purportedly acquired by it, free from all Liens, whether voluntarily or involuntarily created and whether or not perfected, other than Permitted Liens;

(l)	the Financial Statements delivered or to be delivered to the Lender at or prior to the date of this Agreement accurately reflect the Consolidated financial condition of the Borrower and since the date such financial statements were most recently delivered to the Lender prior to the date of this Agreement, no event or condition has occurred which would have, a Material Adverse Effect;

(m)	as of the Closing Date (giving effect to the making of the Loan), the Borrower is not obligated, whether directly or indirectly, for any loans (including any guarantees thereof) in excess of One Hundred Thousand Dollars ($100,000.00) other than:

(i)	the Liabilities;

(ii)	the indebtedness disclosed to the Lender on Schedule 8.1(m);

(iii)	unsecured indebtedness to trade creditors arising in the ordinary course of the Borrower’s business; and

(iv)	unsecured indebtedness arising from the endorsement of drafts and other instruments for collection, in the ordinary course of the Borrower’s business;

(n)	the Borrower is not in arrears in payment of any material amount to any governmental body or agency including, without limitation, any such amounts owing or to be remitted with respect to employee withholdings for income tax, unemployment insurance contributions, Canada Pension Plan, goods and services tax or provincial sales taxes;

(o)	the Borrower is solvent, is able to pay its debts as they become due (after giving effect to the making of the Loan) and has capital sufficient to carry on its business; the Borrower now owns Property having a value both at fair valuation and at present fair saleable value greater than the amount required to pay its debts, and will not be rendered insolvent by the execution and delivery of this Agreement or any of the Other Agreements to which it is a party or by completion of the transactions contemplated hereunder or thereunder including, without limitation, the making and incurring of the Loan;

(p)	the Borrower does not own any margin securities, and none of the proceeds of the Loan hereunder shall be used for the purpose of purchasing or carrying any margin securities or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase any margin securities;

(q)	the offices where the Borrower keeps its books, records and accounts (or copies thereof) concerning the Collateral, the Borrower's principal place of business and all of the Borrower's other places of business, locations of Collateral and post office boxes are as set forth in Schedule 1.1(2). The Borrower shall promptly (but in no event less than ten (10) days prior thereto) advise the Lender in writing of the proposed opening of any new place of business of the Borrower, the closing of any existing place of business of the Borrower, any change in the location of any Borrower's books, records and accounts (or copies thereof) or the opening or closing of any post office box of the Borrower;

(r)	the Collateral is and shall be kept, or, in the case of vehicles, based, only in the provincial and foreign jurisdictions set forth on Schedule 1.1(2); Schedule 1.1(2) hereto contains a correct and complete list of all real or immovable property owned by the Borrower, all leases and subleases of real or immovable property by the Borrower, as lessee or sublessee, and all leases and subleases of real or immovable property by the Borrower as lessor or sublessor, in each case to the extent necessary or material to the business of the Borrower as presently conducted; and each of such leases or subleases is valid and enforceable in accordance with its terms and is in full force and effect, and no default by the Borrower, or to the knowledge of the Borrower, by any other party to such leases or subleases exists;

(s)	if any of the Collateral consists of goods of a type normally used in more than one jurisdiction, whether or not actually so used, the Borrower shall immediately give written notice to the Lender of any use of any such goods in any jurisdiction other than a jurisdiction in which the Borrower has previously advised the Lender such goods shall be used, and such goods shall not, unless the Lender shall otherwise consent in writing, be used outside of such jurisdiction so advised;

(t)	the Borrower has, to the best of its knowledge, complied with all Environmental Laws applicable to the construction and operation of its Properties and businesses, except where any non-compliance would not reasonably be expected to have a Material Adverse Effect; to the knowledge of the Borrower, the Borrower does not have any material contingent liability with respect to non-compliance with Environmental Laws or the generation, handling, use, storage, or disposal of hazardous or toxic wastes or substances; and, without limiting the generality of the foregoing, except as would not reasonably be expected to have a Material Adverse Effect:

(i)	the Borrower has not received any Action Request, Violation Notice, summons, complaint, order or other notice that it is not in compliance with, or that any governmental or regulatory authority is investigating its compliance with, Environmental Laws:

(ii)	the Borrower does not have knowledge or reason to believe that operations or any Property of or occupied by the Borrower or in the Borrower's charge, management or control are not in compliance with all applicable Environmental Laws and each of its Properties is free:

A.	from contamination by, and there has not been thereon a release, discharge or emission of, any hazardous substance, gas or liquid or any other substance, gas or liquid which is prohibited, controlled or regulated under any Environmental Law; and

B.	of underground storage tanks, landfills, land disposals and dumps;

(iii)	the Borrower and, to the knowledge of the Borrower, any predecessor of the Borrower, have not filed any notice, or received notice, under any federal, provincial, state or local law, including any Environmental Law, indicating past or present treatment, storage or disposal of a Material of Environmental Concern or reporting any spill or release of a Material of Environmental Concern into the environment;

(iv)	the Borrower does not have any contingent liability of which the Borrower has knowledge or reasonably should have knowledge in connection with any release of any Material of Environmental Concern;

(v)	the Borrower does not generate, transport, treat or dispose of any Material of Environmental Concern in any manner which is not in compliance with all applicable Environmental Laws, except where any non-compliance would not reasonably be expected to have a Material Adverse Effect; and

(vi)	to the best of the knowledge of the Borrower, no Person has disposed of any Material of Environmental Concern by placing it in or on the ground of any of the Borrower's real properties or premises leased by the Borrower;

(u)	with respect to the Borrower's Equipment:

(i)	the Borrower has good and indefeasible and merchantable title to and ownership of all Equipment free and clear of all Liens except for Permitted Liens;

(ii)	the Borrower shall keep and maintain its Equipment in good operating condition and repair; and

(iii)	the Borrower has not permitted and the Borrower shall not permit any Equipment to become a fixture to real or immovable property or an accession to other personal or immovable property, except to the extent that any such item has become a fixture to real or immovable property or an accession to other personal or movable property by operation of law without first assuring that the Lender’s Liens on any such item is prior to any interest or Lien then held or thereafter acquired by any mortgagee or hypothecary creditor of such real or immovable property (other than the Lender) or the owner or purchaser of any interest in such real or immovable property or the owner or purchaser of any such accession;

(v)	except as provided on Schedule 8.1(v):

(i)	there is no collective bargaining agreement or other labour contract covering employees of the Borrower;

(ii)	there is no pending or, to the best of the Borrower’s knowledge, threatened strike, work stoppage, material unfair labour practice claims, or other material labour dispute against or affecting the Borrower or its employees;

(iii)	there are no controversies pending or threatened between the Borrower and any of its employees, other than employee grievances arising in the ordinary course of business which would not reasonably be expected to have a Material Adverse Effect; and

(iv)	the Borrower is in compliance in all material respects with all federal, provincial, state and local laws respecting employment and employment terms, conditions and practices, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect;

(w)	the Borrower is not now or in the past has been bound by or party to any Plans and the Borrower has not ceased to participate (in whole or in part) as a participating employer in any Plan which is a registered pension plan or withdrawn from any Plan in a complete or partial withdrawal, nor has a condition occurred which if continued would result in a complete or partial withdrawal;

(x)	all vacation pay, bonuses, salaries and wages, to the extent accruing due, are properly reflected in the Borrower's books and records;

(y)	the Borrower has filed all tax returns and other reports which it was required by law to file on or prior to the date hereof, and has paid all material taxes, assessments, fees, and other governmental charges, and penalties and interest, if any, against it or its Property, income or franchise, that are due and payable. Each income tax return was accurate in all material respects;

(z)	since December 31, 2012 no event has occurred which has had or could reasonably be expected to have a Material Adverse Effect;

(aa)	no Default has occurred and is continuing;

(bb)	all written information now, heretofore or hereafter furnished by the Borrower to the Lender is and shall be true, correct and complete in all material respects as of the date with respect to which such information was or is furnished (except for financial projections, which have been prepared in good faith based upon reasonable assumptions); and

(cc)	none of the foregoing representations and warranties and no document furnished by or on behalf of the Borrower to the Lender in connection with the negotiation of the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state any material fact necessary to make any such statement or representation (taken as a whole) not materially misleading at such time in light of the circumstances under which such information or data was furnished.

8.2	Survival of Representations and Warranties.

The Borrower represents, warrants and covenants that all representations, warranties and covenants of the Borrower contained in this Agreement (whether appearing in Article 8 and Article 10 hereof or elsewhere) shall be true, correct and complete at the time of the Borrower’s execution of this Agreement, shall survive the execution, delivery and acceptance hereof by the parties hereto and the closing of the transactions described herein or related hereto, shall, except for representations and warranties that relate solely to an earlier date and for the representation and warranty in section 8.1(cc) hereof, remain true, correct and complete until the repayment in full of all of the Liabilities and termination of this Agreement.

ARTICLE 9 - SCHEDULES AND REPORTS

9.1	Financial Information.

The Borrower shall deliver to the Lender the following financial information:

(a)	no later than forty-five (45) days after the end of the Borrower's first three Fiscal Quarters each year, copies of internally prepared Consolidated Financial Statements of the Borrower including, without limitation, Consolidated statements of financial position, income, cash flow and of shareholders’ equity of the Borrower, all prepared in accordance with IFRS;

(b)	no later than one hundred and twenty (120) days after the end of each Fiscal Year of the Borrower, copies of audited annual Consolidated Financial Statements of the Borrower;

(c)	no later than thirty (30) days after the end of each calendar month, copies of internally prepared Consolidated financial statements of the Borrower for such month, including, without limitation, Consolidated statements of financial position, income and cash flow of the Borrower; and

(d)	no later than fourteen (14) days prior to the commencement of each Fiscal Year of the Borrower, a copy of the Consolidated budget approved by the Board of Directors of the Borrower showing all significant expenditures of the Borrower, including without limitation, a projected income statement and balance sheet all on a Consolidated basis and in sufficient detail and form satisfactory to the Lender.

9.2	Compliance Certificate.

With each financial statement delivered pursuant to sections 9.1(a) and 9.1(b), the Borrower shall deliver to the Lender a certificate substantially in the form of Schedule 9.2 hereto, of the President and Chief Executive Officer and the Chief Financial Officer of the Borrower setting forth in reasonable detail the calculations required to establish that the Borrower was in compliance with the covenants set forth in section 10.1 during the period covered in such financial statements and as at the end thereof and stating that, except as explained in reasonable detail in such certificate:

(a)	all of the representations and warranties of the Borrower contained in this Agreement and of the Borrower in the Other Agreements are true, correct and complete as of the date of such certificate as if made at such time; and

(b)	no Default then exists or existed during the period covered by such financial statements.

If such certificate discloses that a representation or warranty is not correct or complete, or that a covenant has not been complied with, or that a Default existed or exists, such certificate shall set forth what action the Borrower has taken or proposes to take with respect thereto. If an auditor, regulator or third party consultant has issued a management letter or other communication, the Borrower shall concurrently provide a copy to the Lender.

9.3	Other Matters.

At such times as may be requested by the Lender from time to time hereafter, the Borrower shall deliver to the Lender (i) such additional schedules, certificates, reports and information with respect to the Collateral as the Lender may from time to time reasonably require, including, but not limited to, non-consolidated financial statements of the Borrower, and (ii) a collateral assignment of any or all items of Collateral to the Lender or as the Lender shall direct. All schedules, certificates, reports and assignments and other items delivered by the Borrower to the Lender hereunder shall be executed by an authorized representative of the Borrower, and shall be in such form and contain such information as the Lender shall reasonably request. The Lender, through its officers, employees or agents, shall have the right, upon reasonable notice at any time and from time to time in the Lender’s name, in the name of a nominee of the Lender or in the Borrower's name, to verify the validity, amount or any other matter relating to any of the Borrower's Accounts, by mail, telephone, telegraph or otherwise. The Borrower shall reimburse the Lender, on demand, for all reasonable receipted costs, fees and expenses incurred by the Lender in this regard.

ARTICLE 10 - COVENANTS

10.1	Covenants.

Until payment or satisfaction in full of all Liabilities and termination of this Agreement, unless the Borrower obtains the prior written consent of the Lender waiving or modifying any covenants hereunder in any specific instance, the Borrower covenants and agrees as follows:

(a)	the Borrower shall at all times keep accurate and complete books, records and accounts with respect to all of its business activities, in accordance with sound accounting practices and, where applicable, IFRS consistently applied, and shall keep such books, records and accounts, and any copies thereof, only at the addresses indicated for such purpose on Schedule 1.1(2);

(b)	the Borrower shall advise the Lender in writing of any Material Adverse Effect or the occurrence of any Default as soon as practicable following its becoming aware of such Material Adverse Effect or Default;

(c)	concurrently with the delivery of each financial statement delivered pursuant to section 9.1, the Borrower shall deliver to the Lender a duly completed compliance certificate referenced in section 9.2;

(d)	the Borrower shall pay and discharge on a timely basis as the same shall become due and payable all of its material obligations and liabilities;

(e)	the Lender or any Persons designated by the Lender, shall have the right, on prior notice at any reasonable time (and at any time without the need for prior notice following the occurrence and during the continuance of an Event of Default), including, without limitation, to call at any of the Borrower's places of business or at any warehouse, storage facility or other location where property of the Borrower may be located, and, without hindrance or delay, to inspect the Collateral and to inspect, audit, check and make extracts from the Borrower's books, records, journals, orders, receipts and any correspondence and other data relating to the Borrower's business, the Collateral or any transactions between the parties hereto, and shall have the right to make such verification concerning the Borrower's business as the Lender may consider reasonable under the circumstances. The Borrower shall furnish to the Lender such information relevant to the Lender’s rights under this Agreement (including without limitation information on sales, receivables, collections, accounts payable and inventory aging) as the Lender shall at any time and from time to time, in its sole discretion, request. The Lender is authorized to discuss the affairs, finances and business of the Borrower with any officers or directors of the Borrower or any Affiliate of the Borrower, or with those employees of the Borrower with whom the Lender has determined in its commercially reasonable judgment to be necessary or desirable to converse, and to discuss the financial condition of the Borrower with the independent chartered accountants of the Borrower. Any such discussions shall be without liability to the Lender or to such accountants. The Borrower shall pay to or reimburse the Lender for all reasonable fees, costs, and out-of-pocket expenses incurred by the Lender in the exercise of its rights hereunder and all of such costs, fees and expenses shall be payable on demand and, until paid, shall bear interest at the Deemed Interest Rate;

(f)	the Borrower shall keep the Collateral properly housed and insured against such risks and in such amounts as are customarily insured against by Persons engaged in businesses similar to that of the Borrower with such companies and which insurance shall, at all times after the 30 day period immediately following the Closing Date, include the Lender as loss payee or additional insured, as applicable. The Lender (and all officers, employees or agents designated by the Lender) is irrevocably made, constituted and appointed as the Borrower’s true and lawful attorney (and agent) for the purpose of making, settling and adjusting claims under such policies of insurance, endorsing the names of the Borrower on any cheque, draft, instrument or other item of payment for the proceeds of such policies of insurance and making all determinations and decisions with respect to such policies of insurance; provided however that the Lender shall exercise such rights only upon and following and during the occurrence of an Event of Default;

(g)	the Borrower shall maintain, at its expense, such public liability and third party property damage insurance as is customary for Persons engaged in businesses similar to that of the Borrower;

(h)	if the Borrower at any time or times hereafter fails to obtain or maintain any of the policies of insurance required above or to pay any premium in whole or in part relating thereto, then the Lender, without waiving or releasing any obligation or default by the Borrower hereunder, may (but shall be under no obligation to) obtain and maintain such policies of insurance and pay such premiums and take such other actions with respect thereto as the Lender, in its sole discretion, deems advisable. All sums disbursed by the Lender in connection with any such actions, including, without limitation, court costs, expenses, other charges relating thereto and reasonable legal fees and disbursements (on a solicitor-client basis), shall constitute Liabilities hereunder and, until paid, shall bear interest at the Deemed Interest Rate;

(i)	the Borrower shall not use the Collateral, or any part thereof, in any unlawful business or for any unlawful purpose or use or maintain any of the Collateral in any manner that does or could result in material damage to the environment or a material violation of any applicable Environmental Laws; the Borrower shall keep the Collateral in good condition, repair and order, ordinary wear and tear excepted; the Borrower shall not permit the Collateral, or any part thereof, to be levied upon under execution, attachment, distraint or other legal process; the Borrower shall not sell, lease, grant a security interest in or otherwise dispose of any of the Collateral except as expressly permitted by this Agreement; the Borrower shall not secrete or abandon any of the Collateral, or remove or permit removal of any of the Collateral from any of the locations listed on Schedule 1.1(2), except for (i) the removal of the Borrower's Inventory sold in the ordinary course of the Borrower's business as permitted herein, (ii) the removal of Collateral in connection with a sale thereof permitted hereunder, (iii) the removal of motor vehicles in the ordinary course of business, and (iv) the removal of the Borrower's Equipment if the purpose of such removal is the repair or replacement of any such Equipment which requires;

(j)	the Borrower shall file all required tax returns and pay all of its taxes when due, including, without limitation, taxes imposed by federal, provincial, state or municipal agencies; provided that the Borrower shall have the right to contest the payment of such taxes in good faith by appropriate proceedings so long as:

(i)	any material amount so contested is shown on the Borrower's financial statements;

(ii)	the contesting of any such payment does not give rise to a Lien for taxes in a material amount or, if such contesting does give rise to a Lien for taxes in a material amount, a reserve or other appropriate provision, if any, as shall be required by IFRS shall have been made therefor on the Borrower's financial statements and a stay of enforcement of such Lien is in effect; and

(iii)	upon the occurrence of an Event of Default, the Borrower keeps on deposit with the Lender (such deposit to be held without interest) an amount of money which, in the sole judgment of the Lender, is sufficient to pay such taxes and any interest or penalties that may accrue thereon;

if the Borrower fails to prosecute such contest with reasonable diligence, the Lender may apply the money so deposited in payment of such taxes. If the Borrower fails to pay any such taxes, in the absence of any such contest by the Borrower, the Lender, in its sole discretion, may (but shall be under no obligation to) advance and pay any sums required to pay any such taxes and/or to secure the release of any Lien therefor, and any sums so advanced by the Lender shall constitute Liabilities hereunder, shall be payable by the Borrower to the Lender on demand, and, until paid, shall bear interest at the Deemed Interest Rate;

(k)	the Borrower shall not:

(i)	incur, create, assume or suffer to exist any Debt other than:

A.	indebtedness arising under this Agreement;

B.	unsecured indebtedness owing in the ordinary course of business to trade suppliers;

C.	any other indebtedness described in Schedule 8.1(m) hereof, subject to all other applicable limitations set out in this Agreement;

D.	any indebtedness permitted under subsection (v) of the definition of "Permitted Liens", subject to all other applicable limitations set out in this Agreement and without duplicating section 10.1(k)(i)(C);

E.	indebtedness incurred to finance the purchase of Equipment in the ordinary course of business in an aggregate amount not to exceed Five Hundred Thousand Dollars ($500,000.00) at any time outstanding;

F.	any refinancing, extension, renewal or refunding of any indebtedness referred to in the foregoing subsections (C), (D) or (E), provided the amount of such indebtedness is not increased above the maximum amount of indebtedness permitted to be incurred under the definitive documentation therefor as in effect on the date hereof;

G.	indebtedness of the Borrower to any of its Affiliates, so long as such indebtedness and any security therefor is subordinated and postponed to the Liabilities on terms reasonably satisfactory to the Lender;

H.	indebtedness in connection with hedging agreements and arrangements entered into in the ordinary course of business and providing protection to the Borrower and its Subsidiaries against fluctuations in currency values or commodity prices so long as the entering into of such hedging agreements and arrangements are bona fide hedging activities and are not for speculative purposes;

I.	indebtedness in respect of judgments not constituting an Event of Default pursuant to section 12.1(h) hereof; and

J.	indebtedness not ranking in priority to the Lender’s security and not falling into subsections 10.1(k)(i)(A) through (D) above, the aggregate outstanding principal amount of which does not exceed Five Hundred Thousand Dollars ($500,000.00);

(ii)	except where the Lender has given its prior written approval, assume, guarantee or endorse, or otherwise become liable in connection with, the obligations of any Person, except by endorsement of instruments for deposit or collection or similar transactions in the ordinary course of business;

(l)	without the prior written consent of the Lender, which consent shall not be unreasonably withheld, the Borrower shall not, in one or a series of transactions:

(i)	enter into any merger, amalgamation, reorganization or consolidation; provided, however, that the Borrower may merge, amalgamate or consolidate with any other Person, so long as (1) the continuing or surviving entity resulting from such transaction is liable for all the Liabilities of the Borrower and shall have executed and delivered to the Lender such confirmations, amendments and other documents, and taken such other actions, as the Lender may reasonably request in order to confirm the same and (2) the continuing or surviving entity resulting from such transaction is organized under the laws of Canada or a Province thereof;

(ii)	enter into any partnership, joint-venture, co-venture or similar arrangement;

(iii)	permit any Subsidiary to own any material assets or incur any material liabilities unless such Subsidiary shall have entered into a general security agreement and guarantee and indemnity agreement, in each case satisfactory to the Lender;

(iv)	engage, directly or indirectly, in any line of business other than the businesses in which it is engaged on the Closing Date and any activities incidental or ancillary thereto;

(v)	sell, lease or otherwise dispose of all or any part of its Property, except (1) sales of Inventory in the ordinary course of business, (2) sales or other disposals of obsolete or worn-out Property in the ordinary course of business and (3) other sales or other disposals of Property having a fair market value not to exceed Five Hundred Thousand Dollars ($500,000.00) in any Fiscal Year;

(vi)	wind-up, liquidate, dissolve or cease to carry on business or agree to do any of the foregoing;

(vii)	engage, directly or indirectly, in any line of business other than the businesses in which it is engaged on the Closing Date and any activities ancillary or incidental thereto;

(m)	the Borrower shall not make any distribution of funds or property in respect of its capital stock to any Person, including without limitation, the declaration or payment of any dividend or other distribution (whether in cash or in kind) on, purchase, redeem or retirement of any shares of any class of its stock, or make any payment on account of, or set apart Property for the repurchase, redemption, defeasance or retirement of, any class of its stock, or pay any amount to any of its officers, directors or employees by way of fees, directors fees, dividends or otherwise (any of which, a "Distribution"), except Distributions for employment remuneration in the normal course of business;

(n)	without the prior written consent of the Lender, which consent shall not be unreasonably withheld, the Borrower shall not make any loans to, or investments in any Person, whether in cash, securities or other property of any kind, other than (i) Permitted Cash Investments, (ii) loans to, or investments in Affiliates (other than Subsidiaries), provided the same are on an arm’s length basis, (iii) loans to or investments in any Subsidiary, if such Subsidiary has entered into a general security agreement and guarantee and indemnity agreement, in each case satisfactory to the Lender, (iv) loans and investments existing on the date hereof and listed on Schedule 10.5(n) and any extensions, renewals or reinvestments thereof, so long as the aggregate amount of all loans and investments pursuant to this subsection (iv) is not increased at any time above the amount of such loans and investments existing on the date hereof (without giving effect to any write-up or write-down thereof) and (v) other loans and investments in any amount not to exceed Fifty Thousand Dollars ($50,000.00) at any one time outstanding (without giving effect to any write-up or write-down thereof);

(o)	the Borrower shall not (i) amend its organizational documents in any manner adverse to the interests of the Lender or (ii) change its fiscal year without the prior written consent of the Lender;

(p)	the Borrower shall hold quarterly meetings between the management of the Borrower and the Lender at the times and places reasonably requested by the Lender in order to review the Borrower’s operations, financial results, non-arms- length (within the meaning of the Income Tax Act (Canada)) transactions and strategic plans and results;

(q)	the Borrower shall maintain and keep in full force and effect each of the financial covenants set forth below. The calculation and determination of each such financial covenant, and all accounting terms contained therein, shall be calculated and construed on a Consolidated basis in accordance with IFRS:

(i)	Current Ratio – Commencing with the Fiscal Quarter ending June 30, 2013, the Borrower shall, at all times, maintain a Current Ratio of not less than 1.25, calculated as of the most recently completed Fiscal Quarter;

(ii)	Cash Flow Coverage Ratio – Commencing with the Fiscal Quarter ending June 30, 2013, the Borrower shall, at all times, maintain a minimum Cash Flow Coverage Ratio of not less than 1.25, calculated as of the most recently completed Fiscal Quarter;

(iii)	Minimum TTM EBITDA – The Borrower shall maintain a minimum TTM EBITDA as follows:

A.	Five Million Dollars ($5,000,000.00) on the following dates: December 31, 2013, March 31, 2014 and June 30, 2014; and

B.	Ten Million Dollars ($10,000,000.00) as at September 30, 2014;

(iv)	Net Debt to EBITDA Ratio – Commencing on December 31, 2014 and at all times thereafter, the Borrower shall maintain a Net Debt to EBITDA Ratio of no more than 3:1, calculated as of the last day of the most recently completed Fiscal Quarter; and

(v)	Capital Expenditures – Without the prior written consent of the Lender, which consent shall not be unreasonably withheld, the Borrower shall not make any Capital Expenditures which exceed in any Fiscal Year an aggregate of Five Hundred Thousand Dollars ($500,000.00) over the aggregate amount of Capital Expenditures included in the annual budget approved by the Borrower's Board of Directors for such Fiscal Year;

(r)	the Borrower shall maintain its corporate existence and its qualifications and good standing in all jurisdictions necessary to conduct its business and own its Property, shall obtain and maintain all licenses, permits, franchises and governmental authorizations necessary to conduct its businesses and own its Properties, and shall properly maintain all of its books, records and accounts in accordance with sound accounting practices and, where applicable, IFRS;

(s)	the Borrower shall comply with the terms and provisions of each judgment, law, statute, rule, and governmental regulation applicable to it, and each material contract, mortgage, lien, lease, indenture, order, instrument, agreement or document to which it is a party or by which it is bound, in each case except to the extent any non-compliance would not reasonably be expected to have a Material Adverse Effect;

(t)	the Borrower shall conduct its business in full compliance with all Environmental Laws applicable to it (including, without limitation, those relating to the generation, handling, use, storage, and disposal of Materials of Environmental Concern), except where such non-compliance would not reasonably be expect to have a Material Adverse Effect; the Borrower shall take prompt and appropriate action to respond to any non-compliance or alleged non-compliance with Environmental Laws and the Borrower shall promptly and regularly report to the Lender on any material non-compliance or alleged material non-compliance and its response;

(u)	each of the Borrower's Plans shall, at all times, be duly registered, established, qualified, administered and invested in all material respects in compliance with all applicable laws (including regulations, orders and directives and administrative requirements of the applicable pension regulators), and the terms of the Plans and any agreements relating thereto. Without limiting the foregoing, the Borrower shall ensure that:

(i)	each of the Borrower's Plans (including any Plan to be established and administered by the Borrower) is fully funded, on an ongoing basis, in accordance with the terms of such Plan, all applicable laws (including regulations, orders, directives and administrative requirements of the applicable pension regulators) and commonly accepted actuarial principles and there are no solvency deficiencies respecting any of such Plans. The Borrower shall make such contributions to its Plans and in such manner as required by the terms of the Plans, actuarial valuations and all applicable laws (including regulations, orders, directives and administrative requirements of the applicable pension regulators) to maintain the fully funded status of its Plans on an ongoing and winding-up basis;

(ii)	all amounts required to be paid by it are paid when due; and

(iii)	no liability upon it or Lien on any of its Property arises or exists in respect of any Plan;

(v)	the Borrower shall not enter into any transaction which materially and adversely affects the Collateral or the Borrower's ability to repay the Liabilities, or the Borrower’s ability to perform its obligations under this Agreement and the Other Agreements, or otherwise causes, permits or suffers to occur or continue any material adverse change in the Borrower’s condition (financial or otherwise), its ability to perform its obligations hereunder or in the Collateral;

(w)	the Borrower shall not (A) create, incur or assume any Lien on any Property now owned or hereafter acquired by it, except Permitted Liens or (B) permit to exist any Lien on any Property now owned or hereafter acquired by it, except Permitted Liens;

(x)	the Borrower shall execute and deliver, or cause to be executed and delivered, to the Lender such documents and agreements, and such additional instruments of security, and shall take or cause to be taken, or do or cause to be done, such actions and things, as the Lender may, from time to time, reasonably request to carry out the terms and conditions of this Agreement and the Other Agreements, and in order to better register, perfect and protect the priority over all other Liens of the security interests and hypothecs granted by the Borrower to the Lender;

(y)	the Borrower shall deliver to the Lender:

(i)	subject to section 10.1(y)(ii), no later than seven (7) days after the receipt of a notice of any material non-compliance, violation or contravention from any governmental or regulatory authority with respect to the activities carried on by the Borrower or as to any other matter whatsoever, a copy of the notice and a written action plan to remedy same; and

(ii)	immediately after becoming aware thereof, notice to the Lender of any material violation or alleged material violation by the Borrower of Environmental Laws; or, promptly upon its receipt thereof, any Action Request, Violation Notice or any other notice that the Borrower receives from a governmental or regulatory authority asserting that the Borrower is or may not be in compliance with Environmental Laws or that its compliance is being investigated; or, immediately upon becoming aware of same, any violation of any Environmental Law that the Borrower reports in writing or is required to report under any Environmental Law in writing (or for which any written report supplemental to any oral report is made) to any federal, provincial, state or local environmental agency or other governmental or regulatory authority;

(z)	the Borrower shall not:

(i)	enter into (including an amendment, as applicable) any contract, arrangement, loan or other advance, guarantee, investment, acquisition or merger with any Person that is not at arm’s length (within the meaning of the Income Tax Act (Canada)) to the Borrower;

(ii)	sell or otherwise dispose of any plans, patents, trade-marks, processes, trade secrets, licenses, distribution rights, industrial designs or other intellectual property of the Borrower, other than on the ordinary course of business;

(iii)	create, implement, or modify any stock option plan or any other compensation plan of the Borrower except as approved by the Board of directors of the Borrower; or

(iv)	without the prior written consent of the Lender, acting reasonably, change its auditors.

ARTICLE 11 - CONDITIONS PRECEDENT

11.1	Conditions Precedent to Drawdown.

The obligations of the Lender to fund the Loan is subject to the satisfaction or waiver on or before the Closing Date of the following conditions precedent:

(a)	the Lender shall have received, on or before the Closing Date, approval of the Lender’s requisite investment authorities (other than the NYSE Approval);

(b)	the Lender shall have received on or before the Closing Date (in sufficient number as the Lender shall require) in form and substance satisfactory to it in its absolute discretion, the following, duly executed by each party thereto:

(i)	this Agreement;

(ii)	a certificate of a senior officer of the Borrower stating that (A) since December 31, 2012, no event has occurred which has had or could reasonably be expected to have a Material Adverse Effect; (B) all representations and warranties made by the Borrower in this Agreement and the Other Agreements are true, correct and complete as if made on the Closing Date; and (C) no Default has occurred and is continuing, in each case after giving effect to the advance of the Loan; and

(iii)	the Lender’s customary agreements and all documents, instruments, financial statements, consents, evidences of corporate authority, certificates, insurance certificates, opinions of legal counsel and such other writings and agreements to confirm and effectuate the lending transactions and the matters referred to herein as may be required by the Lender and its counsel, all duly executed and/or delivered by the Borrower or such other Person as may be required in the circumstances;

(c)	since December 31, 2012, no event shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect as determined by the Lender in its sole discretion. No material adverse change in the Lender’s understanding of the facts and information presented to it by the Borrower or others on the Borrower’s behalf has occurred and no material litigation or claims (in the sole judgment of the Lender) with respect to any aspect of the Borrower's business or Property shall have occurred, or shall be pending or threatened, that could or would affect the ability of the Borrower to perform their respective obligations under this Agreement and the Other Agreements contemplated hereby;

(d)	the Lender shall have received payment in full of all reasonable fees and expenses payable to it by the Borrower on or before the Closing Date and the Borrower shall have paid all reasonable fees and expenses of counsel to the Lender, and all reasonable fees and expenses of local counsel (to the extent invoiced);

(e)	all material legislative, regulatory, governmental, and other third party approvals, notices, consents and permits including those necessary to grant and perform this Agreement and the Other Agreements and carry on the Borrower’s business shall have been given and obtained by the Borrower;

(f)	all registrations and filings in respect of this Agreement and the Other Agreements shall have been made in all jurisdictions as the Lender and its counsel shall reasonably determine to be necessary or appropriate (at the expense of the Borrower), it being understood and agreed that the Lender shall be entitled to make (at the expense of the Borrower) all such further registrations and filings in respect of this Agreement and the Other Agreements, after the Closing Date, and until all Liabilities have been paid and performed in full, as the Lender shall reasonably consider necessary or appropriate in its discretion;

(g)	no order, judgment or decree of any court, arbitrator or governmental authority shall purport by its terms to enjoin or restrain the Lender from providing the Loan, and no law, rule, regulation, request or directive (whether or not having the force of law) shall prohibit or request that the Lender refrain from providing the Loan;

(h)	the Lender shall have received certificates of insurance with respect to the property and liability insurance policies of the Borrower and in form and substance reasonably satisfactory to the Lender;

(i)	the Lender, acting reasonably, shall be satisfied with the results of all searches and enquires conducted in respect of the Borrower and its Property as the Lender’s counsel may reasonably require, and such estoppel letters (to confirm the amounts secured by any existing encumbrances and the collateral covered thereby) shall be received by the Lender as may be required by the Lender in its discretion, acting reasonably;

(j)	the Lender shall have completed all due diligence which it considers necessary or appropriate in its discretion in regard to the Borrower and its Property, books and records, operations, prospects and condition (financial or otherwise), including, without limitation, with respect to the Borrower, in regard to past and ongoing compliance with laws (including Environmental Laws), union and labour relations and pension matters, and the Lender shall be satisfied in its discretion that the Borrower is adequately capitalized, the fair, saleable value of its Property exceeds its liabilities at the Closing Date, and that the Borrower has sufficient working capital to pay its debts as they become due (after giving effect to the making of this Loan), and the Lender shall have received such documentation it considers necessary or appropriate in its discretion in regard to the foregoing matters, including, without limitation, compliance with Environmental Laws;

(k)	the Lender shall be satisfied that no Default shall have occurred on or be continuing or would result from the making of the Loan;

(l)	no material changes in the business and affairs of the Borrower including any material changes in governmental regulations or policies affecting any party to this Agreement shall have occurred prior to the Closing Date; and

(m)	the Borrower shall have executed or caused to be executed and delivered to the Lender all documents which the Lender determines in its absolute discretion are necessary to consummate the transactions contemplated hereby.

ARTICLE 12 - DEFAULT

12.1	Events of Default.

The occurrence of any one or more of the following events shall constitute an "Event of Default" hereunder:

(a)	the failure of the Borrower to pay any principal hereunder when due;

(b)	the failure of the Borrower to pay any interest or other Liabilities (other than principal hereunder) when due, which failure continues unremedied for three Business Days;

(c)	the failure of (i) the Borrower to perform, keep or observe in a material respect any of the covenants, conditions, promises, agreements or obligations contained in sections 10.1(f), 10.1(g), 10.1(i), 10.1(k), 10.1(l), 10.1(m), 10.1(n), 10.1(r), 10.1(w) and 10.1(z) of this Agreement, (ii) the Borrower to perform, keep or observe any of the other covenants, conditions, promises, agreements or obligations under this Agreement (other than as described in sections 12.1(a) and (b) and other than those covenants, conditions, promises, agreements or obligations referred to in (i) above) or in any of the Other Agreements, which failure is not cured within thirty (30) days of receipt of written notice from the Lender of such failure;

(d)	the making or furnishing by the Borrower or any director or officer thereof to the Lender of any representation, warranty, certificate, schedule, report or other communication of a material nature within or in connection with this Agreement or the Other Agreements or in connection with any other agreement between the Borrower and the Lender, which is untrue or misleading in any material respect when made; provided that, no Event of Default under this section 12.1(d) will occur if such representation, warranty or other communication was not intentionally untrue or misleading, is capable of being corrected within ten (10) days of being made and is diligently corrected within such ten (10) day period;

(e)	the creation (whether voluntary or involuntary) of any Lien upon any of the Collateral, other than the Permitted Liens; or the making or any attempt to make any levy, seizure, attachment, or power of sale or foreclosure, on or with respect to any material portion of the Collateral; or (except as permitted hereby) any sale, lease, or furnishing under a contract of service of, any material portion of the Collateral;

(f)	the making of an assignment or proposal in bankruptcy by the Borrower or the filing by the Borrower of notice of its intention to make a proposal in bankruptcy or the commencement of any proceedings by or against the Borrower for the liquidation or reorganization of the Borrower or alleging the insolvency of the Borrower or if an act of bankruptcy has occurred or that the Borrower cannot pay its debts as they mature or the commencement of any proceedings for the readjustment or arrangement of the Borrower’s debts, whether under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the United States Bankruptcy Code or under any other law, whether state, provincial or federal, now or hereafter existing, for the relief of debtors, or the commencement of any analogous statutory or non-statutory proceedings involving the Borrower and, if brought against the Borrower, such proceeding is not being contested in good faith by appropriate proceedings, or, if so contested, remains outstanding, undismissed and unstayed more than thirty (30) days from the institution of such first mentioned proceedings;

(g)	the appointment of a receiver, receiver and manager, trustee, liquidator, administrator, sequestrator, custodian, monitor or similar official for the Borrower, for any of the Collateral or for any substantial part of the Borrower's Property, or the institution of any proceedings for the dissolution or winding-up, or the full or partial liquidation, or the merger, amalgamation or consolidation, of the Borrower which is a corporation or a partnership and, if brought against the Borrower, such proceeding is not being contested in good faith by appropriate proceedings, as determined by the Lender, acting reasonably, or, if so contested, remains outstanding, undismissed and unstayed more than thirty (30) days from the institution of such first mentioned proceedings;

(h)	the entry of any judgment or order is issued or levied against the Borrower or its property involving liability in excess of Two Hundred Fifty Thousand ($250,000.00) (or the Equivalent in U.S. dollars) which is not covered by insurance, unless (i) such judgment is discharged or satisfied in accordance with its terms within thirty (30) days from the date of entry thereof or (ii) a stay of execution of such judgment is procured within thirty (30) days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has been stayed, such judgment is appealed and the execution thereof is stayed during such appeal;

(i)	all or any material part of the Property of the Borrower shall be nationalized, expropriated or condemned, seized or otherwise appropriated, or custody or control of such Property of the Borrower shall be assumed by any governmental or regulatory authority or any court of competent jurisdiction at the instance of any governmental or regulatory authority, except where contested in good faith by proper proceedings diligently pursued where a stay of enforcement is in effect;

(j)	any loss, theft, damage or destruction of any item or items of Collateral occurs which is not adequately covered by insurance and which materially and adversely affects the operation of the Borrower's business;

(k)	the occurrence of a default or an event of default, which continues after the passage of any cure period with respect thereto without having been waived, under any agreement or instrument other than this Agreement evidencing indebtedness for borrowed money permitted hereunder in excess of Two Hundred Fifty Thousand Dollars ($250,000.00) executed or delivered by the Borrower, or pursuant to which agreement or instrument the Borrower or its properties is or may be bound, if effect of such default or other event is to cause, or to permit the holder or holders of such indebtedness or the beneficiary or beneficiaries of any guarantee thereof (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such guarantee to become payable or cash collateral in respect thereof to be demanded;

(l)	any condition exists in connection with any Plan which might constitute grounds for proceedings to have such Plan terminated or a trustee or other similar official appointed to administer such Plan or to be deregistered under any applicable law or regulations unless the existence of such conditions would not have a Material Adverse Effect; or the Borrower shall fail to make a required contribution to any Plan if such failure is sufficient to give rise to liability or constitutes an offence under any applicable law or regulations which would have a Material Adverse Effect; or the Borrower engages in or permits to exist or occur, any other condition, event or transaction with respect to any Plan which could result in the incurrence by the Borrower of any liability, fine or penalty which could have a Material Adverse Effect;

(m)	the occurrence of any Material Adverse Effect;

(n)	there occurs any Change of Control (other than as a result of a transaction permitted by section 10.1(l)); or

(o)	if the common shares of the Borrower cease to be listed for trading on the TSX Venture Exchange or The Toronto Stock Exchange or any order is made by any federal, provincial or other governmental authority in relation to the Borrower, or there is any change of law, or the interpretation or administration therefore, in each case, which in the reasonable opinion of the Lender, operates to prevent or restrict the trading of the common shares of the Borrower.

ARTICLE 13 - REMEDIES

13.1	Remedies.

Upon the occurrence of an Event of Default described in section 12.1(f), all of the Liabilities shall immediately and automatically become due and payable, without demand, notice or legal process of any kind. Upon the occurrence of any Event of Default (other than as described in section 12.1(f)), all of the Liabilities may, at the option of the Lender, be declared by the Lender to be immediately due and payable, upon which declaration all such Liabilities shall immediately become due and payable without demand, notice or legal process of any kind. Upon any such occurrence, the Lender may, in addition to any other right or remedy which they may have at law or in equity, proceed to realize its security hereunder and to enforce its rights by:

(a)	entry onto any premise where the Collateral may be located;

(b)	the appointment by instrument in writing of a receiver or receivers of the Collateral or any part thereof (which receiver or receivers may be any person or persons, whether an officer or officers or employee or employees of the Lender or not and the Lender may remove any receiver or receivers so appointed and appoint another or others in his or their stead);

(c)	proceedings in any court of competent jurisdiction for the appointment of a receiver or receivers or for sale of the Collateral or any part thereof; or

(d)	any other action, suit, remedy or proceeding authorized or permitted hereby or by law or by equity.

In addition, upon any such occurrence, the Lender may file such proofs of claim and other documents as may be necessary or advisable in order to have its claim lodged in any bankruptcy, winding-up or other judicial proceedings.

Any receiver or receivers so appointed shall have power to:

(a)	take possession of and to use the Collateral or any part thereof;

(b)	carry on the business of the Borrower (including, but not limited to, the taking or defending of any actions or legal proceedings, and the doing or refraining from doing all other things as to the receiver may deem necessary or desirable in connection with the business, operations and affairs of the Borrower);

(c)	borrow money required for the maintenance, preservation or protection of the Collateral or any part thereof or the carrying on of the business of any or all of the Borrower; and

(d)	sell, lease or otherwise dispose of the whole or any part of the Collateral on such terms and conditions and in such manner as the receiver shall determine.

The Lender shall not be responsible for any actions or errors of omission by the receiver or receivers in exercising any such powers.

In addition, upon the occurrence of any Event of Default the Lender may enter upon, use, occupy and possess the Collateral or any part thereof, free from all encumbrances, Liens and charges, except for Permitted Liens, without hindrance, interruption or denial of the same by the Borrower or by any other Person or Persons, and may lease or sell the whole or any part or parts of the Collateral. Any sale hereunder may be made by public auction, by public tender or by private contract, with or without notice and with or without advertising and without any other formality (except as required by law), all of which are hereby waived by the Borrower. Such sale shall be on such terms and conditions as to credit or otherwise and as to upset or reserve bid or price as to the Lender, in its sole discretion, may seem advantageous. Such sale may take place whether or not the Lender has taken possession of the Collateral.

No remedy for the realization of the security interests granted to the Lender or for the enforcement of the rights of the Lender shall be exclusive of or dependent on any other such remedy, but any one or more of such remedies may from time to time be exercised independently or in combination. Any failure by the Lender to exercise any right or remedy set out in this Agreement or the Other Agreements shall not constitute a waiver thereof. The term "receiver" as used in this Agreement includes a receiver and manager.

At the Lender’s request upon the occurrence of any Event of Default the Borrower shall, at the Borrower's expense, assemble the Collateral and make it available to the Lender at one or more places to be designated by the Lender and reasonably convenient to the Lender. The Borrower recognizes that if it fails to perform, observe or discharge any of its obligations under this Agreement or the Other Agreements, no remedy at law will provide adequate relief to the Lender, and the Borrower agrees that the Lender shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages. Without limiting any of the Lender’s rights to provide any lesser period of notice to the extent permitted by applicable law, any notification of intended disposition of any of the Collateral required by law will be deemed reasonably and properly given if given at least fifteen (15) calendar days before such disposition. Any proceeds of any disposition by the Lender of any of the Collateral may be applied by the Lender to the payment of expenses and any borrowings in connection with the Collateral and its realization including, without limitation, reasonable legal fees and disbursements (on a solicitor-client basis) of outside counsel and any balance of such proceeds may be applied by the Lender toward the payment of such of the Liabilities, and in such order of application, as the Lender may from time to time elect or re-elect in its sole discretion.

ARTICLE 14 - INDEMNIFICATION, ETC.

14.1	General Indemnity.

The Borrower agrees to defend (with counsel satisfactory to the Lender), protect, indemnify and hold harmless the Lender, and each of its Affiliates, and Subsidiaries, and its respective officers, directors, employees, legal counsel and agents (each an "Indemnified Party") from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature (including, without limitation, the disbursements and the fees (on a solicitor-client basis) of one legal counsel (unless it would be inappropriate for one counsel to represent all Indemnified Parties due to a conflict of interest or otherwise in which case, all legal counsel for each Indemnified Party) in connection with any investigative, administrative or judicial proceedings, whether or not any Indemnified Party shall be designated a party thereto), (collectively, "Losses") which may be imposed on, incurred by, or asserted against, any Indemnified Party (whether direct, indirect or consequential and whether based on any federal, provincial, state or local laws or regulations, including, without limitation, securities, environmental and commercial laws and regulations, under common law or in equity, or based on contract or otherwise) in any manner relating to or arising out of this Agreement or any Other Agreement, or any act, event or transaction related or attendant thereto, the making and/or the management of the Loan or the use or intended use of the proceeds of the Loan; provided, however that the Borrower shall have no obligation hereunder to any Indemnified Party to the extent that such Losses were caused by or resulted from the wilful misconduct or gross negligence of such Indemnified Party. To the extent that the undertaking to indemnify set forth in the preceding sentence may be unenforceable against the Borrower because it violates any law or public policy, the Borrower shall satisfy such undertaking to the maximum extent permitted by applicable law. Any Losses covered by this indemnity shall be paid to each Indemnified Party on demand, and, failing prompt payment, shall, together with interest thereon at the Deemed Interest Rate from the date incurred by each Indemnified Party until paid in full, be added to the Liabilities and be secured by the Collateral. The provisions of this section shall survive the satisfaction and payment of all Liabilities and the termination of this Agreement.

14.2	Taxes.

All payments made by the Borrower under this Agreement and the Other Agreements shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, assessments, imposts, deductions, charges, or withholdings imposed by any foreign, federal, provincial, state, local or other jurisdiction or any governmental agency thereof or political subdivision or taxing authority therein, excluding taxes imposed on the net income or the capital of the Lender (all such non-excluded taxes being hereinafter called "Taxes"). If any Taxes are required to be withheld from any amounts so payable to the Lender hereunder or under any Other Agreements the amounts so payable shall be increased to the extent necessary to yield to the recipient (after payment of all Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement or Other Agreement. If the Borrower is required by law to make any deduction or withholding on account of any Taxes or other amount from any sum paid or expressed to be payable to the Lender under this Agreement or any Other Agreement, then: (A) the Borrower shall notify the Lender of any such requirement or any change in any such requirement as soon as it becomes aware of it; (B) the Borrower shall pay any such Taxes or other amount before the date on which penalties attached thereto become due and payable; (C) the sum payable by the Borrower in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, the recipient receives on the due date and retains (free from any liability in respect of any such deduction, withholding or payment) a sum equal to that which it would have received and so retained had no such deduction, withholding or payment been required or made; and (D) within thirty (30) days after payment of any sum from which the Borrower is required by law to make any deduction or withholding, and within thirty (30) days after the due date of payment of any Taxes or other amount which it is required by clause (B) above to pay, it shall deliver to the Lender all such certified documents and other evidence as to the making of such deduction, withholding or payment as (1) are reasonably satisfactory to the Lender as proof of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority and (2) are reasonably required by the Lender to enable it to claim a tax credit with respect to such deduction, withholding or payment. If the Borrower fails to pay any Taxes when due to the appropriate taxing authority, the Borrower shall indemnify the Lender for any incremental taxes, interest or penalties that may become payable by the Lender as a result of any such failure. The provisions of this section shall survive the satisfaction and payment of all Liabilities and the termination of this Agreement.

ARTICLE 15 - GENERAL PROVISIONS

15.1	Notice.

All written notices and other written communications with respect to this Agreement or any of the Other Agreements shall be sent by ordinary or registered mail, by telecopy or delivered in person, and in the case of the Lender shall be sent to it at Crown Capital Partners Inc., 175, 601-10 Avenue SW Calgary, AB T2R 0B2 Attention: Chief Executive Officer (if by facsimile to facsimile number (403) 508-6120) and in the case of any of the Borrower shall be sent to the Borrower at Claude Resources Inc., 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, Canada, S7K 5M5, Attention: Neil McMillan (if by facsimile to facsimile (306) 668-7500). The notice or other communication so sent shall be deemed to be received on the day of personal delivery or telecopy, or if mailed, three days following the date of such mailing.

15.2	Choice of Governing Law and Construction.

Except as expressly set forth therein, this Agreement and the Other Agreements (unless expressly stated otherwise in the Other Agreements) shall be governed and controlled by the laws of the Province of Ontario and the laws of Canada applicable therein as to interpretation, enforcement, validity, construction, effect, and in all other respects, including, without limitation, the legality of the interest rate and other charges, but excluding perfection and realization of the security interests and hypothecs in the Collateral, which shall be governed and controlled by the laws of the relevant jurisdiction.

15.3	Forum Selection and Service of Process.

To induce the Lender to accept this Agreement, the Borrower irrevocably agrees that, subject to the Lender’s sole and absolute election, all actions or proceedings in any way, manner or respect, arising out of or from or related to this Agreement, the Other Agreements or the Collateral may be litigated in courts having situs within the Province of Ontario. The Borrower hereby consents and submits to the non-exclusive jurisdiction of any local, provincial, state or federal courts located within said jurisdictions. The Borrower hereby waives any right it may have to transfer or change the venue of any litigation brought against the Borrower by the Lender in accordance with this paragraph.

15.4	Modification and Benefit of Agreement.

This Agreement and the Other Agreements may not be modified, altered or amended except by an agreement in writing signed by the Borrower and the Lender. The Borrower may not sell, assign or transfer this Agreement, or the Other Agreements or any portion thereof including, without limitation, the Borrower’s right, title, interest, remedies, powers or duties thereunder. The Borrower hereby consents to the sale, assignment, transfer or other disposition to a financial institution by the Lender, at any time and from time to time hereafter, of this Agreement, or the Other Agreements, or of any portion thereof, or participation therein including, without limitation, the right, title, interest, remedies, powers and/or duties of the Lender thereunder. The Borrower agrees that it shall execute and deliver such documents as the Lender may request in connection with any such sale, assignment, transfer or other disposition. This Agreement shall enure to the benefit of, and be binding upon, the parties hereto and their successors and permitted assigns.

15.5	Power of Attorney.

The Borrower acknowledges and agrees that its appointment of the Lender as its attorney and agent for the purposes specified in this Agreement is an appointment coupled with an interest and shall be irrevocable until all of the Liabilities are paid in full and this Agreement is terminated.

15.6	Waivers, Confidentiality, Information Sharing.

(a)	In no event shall any party hereto be liable for lost profits or other special or consequential damages.

(b)	To the maximum extent permitted by law, the Borrower hereby waives all rights to a hearing of any kind prior to the exercise by the Lender of its rights to repossess the Collateral without judicial process or to replevy, attach or levy upon such Collateral without prior notice or hearing.

(c)	To the maximum extent permitted by law, the Borrower hereby waives demand, presentment, protest and notice of nonpayment.

(d)	Failure of the Lender, at any time or times hereafter, to require strict performance by the Borrower of any provision of this Agreement or any of the Other Agreements shall not waive, affect or diminish any right of the Lender thereafter to demand strict compliance and performance therewith. Any suspension or waiver by the Lender of a Default under this Agreement or any default under any of the Other Agreements shall not suspend, waive or affect any other Default under this Agreement or any other default under any of the Other Agreements, whether the same is prior or subsequent thereto and whether of the same or of a different kind or character. No delay on the part of the Lender in the exercise of any right or remedy under this Agreement or any Other Agreement shall preclude any other or further exercise thereof or the exercise of any right or remedy. None of the undertakings, agreements, warranties, covenants and representations of the Borrower contained in this Agreement or any of the Other Agreements and no Default under this Agreement or default under any of the Other Agreements shall be deemed to have been suspended or waived by the Lender unless such suspension or waiver is in writing, signed by duly authorized officer(s) of the Lender and directed to the Borrower specifying such suspension or waiver.

(e)	The Borrower hereby agrees and acknowledges that the Lender shall be permitted to share with any of its affiliates, any information concerning the Borrower, this Agreement and all related agreements, and the subject matter thereof, that the Lender has or will have in its possession.

15.7	Timing of Payments.

Any payment required to be made by the Borrower to the Lender hereunder or under any of the Other Agreements shall be made in the currency in which the obligation requiring such payment arose. Any payment received by the Lender after 3:00 p.m. (Saskatchewan time) on a Business Day, or on any day that is not a Business Day, shall be credited to the account of the Borrower on the next following Business Day.

15.8	Currency.

All dollar amounts specified herein are in Canadian dollars unless otherwise indicated.

15.9	Judgment Currency.

If in the recovery by the Lender of any amount owing hereunder in any currency, judgment can only be obtained in another currency and because of changes in the exchange rate of such currencies between the date of judgment and payment in full of the amount of such judgment, the amount of recovery under the judgment differs from the full amount owing hereunder, the Borrower shall pay any such shortfall to the Lender, and such shortfall can be claimed by the Lender against the Borrower as an alternative or additional cause of action and any surplus received by the Lender will be repaid to the Borrower.

15.10	Severability.

If any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or remaining provisions of this Agreement.

15.11	Conflicts.

In the event there occurs any conflict or inconsistency between any provision hereof and any provision of the Other Agreements, the provision hereof shall, to the extent of any such conflict or inconsistency, govern.

15.12	Right of Set-Off.

Upon the occurrence and during the continuance of an Event of Default, the Lender is authorized at any time and from time to time, without notice to the Borrower (any such notice being expressly waived) to the fullest extent permitted by law to set-off any and all deposits of any kind at any time held to the credit or for the account of the Borrower, against any of the obligations of the Borrower hereunder or under any Other Agreement, whether or not the Lender have made any demand hereunder or thereunder and although such obligations may be unmatured.

15.13	Entire Agreement.

This Agreement and the Other Agreements embody the entire agreement and understanding between the parties hereto and thereto and supersede all prior agreements and understandings between such parties relating to the subject matter hereof and thereof and may not be contradicted by evidence of prior or contemporaneous agreements of the parties. There are no unwritten oral agreements between the parties related to the subject matter of this Agreement and the Other Agreements.

15.14	Non-Merger.

The taking of any judgment shall not operate as a merger of any Liabilities or any part thereof or in any way suspend payment or affect or prejudice the rights, remedies and powers, legal or equitable, which the Lender may have in connection with the Liabilities.

15.15	Counterpart Execution/Electronic Delivery.

This Agreement may be executed in counterpart and delivered by facsimile or other electronic means of delivery.

15.16	English Language.

At the request of the parties, this Agreement and the Other Agreements have been negotiated in the English language and will be or have been executed in the English language. Les soussigné ont expressément demandé que ce document et tous les documents annexes soient rédigés en langue anglaise.

[Remainder of page intentionally left blank. Counterpart signature page to follow.]

IN WITNESS WHEREOF, the Borrower has duly executed this Agreement as of the date set out on the first page hereof.

CLAUDE RESOURCES INC.

Per:	/s/ Rick Johnson
Name: Rick Johnson
Title: CFO

Per:	/s/ Brian Skanderbeg
Name: Brian Skanderbeg
Title: Senior VP, COO

[Signature page to Credit Agreement]

- C1 -

IN WITNESS WHEREOF, the Lender has duly executed this Agreement as of the date set out on the first page hereof.

NORREP CREDIT OPPORTUNITIES FUND II, LP, by its General Partner,
Norrep Credit Opportunities Fund Inc.

Per:	/s/ Chris Johnson
Name:	Chris Johnson
Title:	President

NORREP CREDIT OPPORTUNITIES
FUND II (PARALLEL), LP, by its General Partner,
Norrep Credit Opportunities Fund Inc.

Per:	/s/ Chris Johnson
Name:	Chris Johnson
Title:	President

[Signature page to Credit Agreement]

- C2 -

SCHEDULE 1.1(1)

PERMITTED LIENS

The Lender acknowledges and agrees that Liens in favour of Canadian Western Bank securing indebtedness to Canadian Western Bank referred to on Schedule 8.1(m) (and any refinancing, extension, renewal or refunding thereof permitted pursuant to Section 10.1(k) of the Credit Agreement) are intended to rank in priority to any and all Liens in favour of the Lender. If requested by Canadian Western Bank (or any replacement financial institution that is customarily in the business of making operating loans available to borrowers), the Lender agrees to execute such further and other documents from time to time as may be reasonably necessary to give effect to the foregoing, provided that the Lender shall not be required to execute any document, agreement or assurance that has the effect of imposing any standstill or other limitation on the Lender's ability to receive payments of principal or interest or to exercise any of the remedies available to it under the Credit Agreement.

- C3 -

SCHEDULE 1.1(2)

Claude Resources Inc.

Registered Address:	1500, 410 – 22nd Street East
Saskatoon, SK S7K 5T6

Administrative Office:	200, 224 4th Avenue South Saskatoon, SK S7K 5M5 (leased)

PROVINCE OF ONTARIO:

MADSEN LANDS

FIRSTLY - AIKEN RUSSELL LANDS - FREEHOLD

PIN 42005-0117 (LT)

Parcel 1496 SEC DPF; Mining Claim KRL 12728, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Russet Lake; Red Lake

PIN 42005-0278 (LT)

Parcel 1497 SEC DPF; Mining Claim KRL 12820, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Russet Lake; Red Lake

PIN 42005-0280 (LT)

Parcel 1498 SEC DPF; Mining Claim KRL 12821, Baird; Red Lake

PIN 42005-0277 (LT)

Parcel 1499 SEC DPF; Mining Claim KRL 12822, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Russet Lake; Red Lake

PIN 42005-0279 (LT)

Parcel 1500 SEC DPF; Mining Claim KRL 12823, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Russet Lake; Red Lake

PIN 42005-0281 (LT)

Parcel 1501 SEC DPF; Mining Claim KRL 12824, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Flat Lake; Red Lake

PIN 42005-0101 (LT)

Parcel 1513 SEC DPF; Mining Claim KRL 12726, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Russet Lake; Red Lake

- C4 -

PIN 42005-0116 (LT)

Parcel 1514 SEC DPF; Mining Claim KRL 12727, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Russet Lake; Red Lake

PIN 42005-0087 (LT)

Parcel 1907 SEC DPF; Mining Claim KRL 19236, Baird; Red Lake

PIN 42005-0088 (LT)

Parcel 1908 SEC DPF; Mining Claim KRL 19237, Baird; Red Lake

PIN 42005-0115 (LT)

Parcel 1909 SEC DPF; Mining Claim KRL 19181, Baird, reserving thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Russet Lake; Red Lake

PIN 42005-0276 (LT)

Parcel 1910 SEC DPF; Mining Claim KRL 19182, Baird, reserving thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Russet Lake; Red Lake

PIN 42005-0099 (LT)

Parcel 1911 SEC DPF; Mining Claim KRL 19235, Baird; Red Lake

PIN 42005-0100 (LT)

Parcel 1912 SEC DPF; Mining Claim KRL 19238, Baird, reserving thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Russet Lake; Red Lake

PIN 42005-0078 (LT)

Parcel 2239 SEC DPF; Mining Claim KRL 19687, Baird; Red Lake

PIN 42005-0084 (LT)

Parcel 2240 SEC DPF; Mining Claim KRL 19688, Baird; Red Lake

PIN 42005-0059 (LT) .

Parcel 2241 SEC DPF; Mining Claim KRL 20170, Baird; Red Lake

PIN 42005-0066 (LT)

Parcel 2242 SEC DPF; Mining Claim KRL 20171, Baird; Red Lake

PIN 42005-0086 (LT)

Parcel 2243 SEC DPF; Mining Claim KRL 19685, Baird; Red Lake

PIN 42005-0079 (LT)

Parcel 2248 SEC DPF; Mining Claim KRL 18728, Baird; Red Lake

PIN 42005-0085 (LT)

Parcel 2249 SEC DPF; Mining Claim KRL 18729, Baird; Red Lake

- C5 -

PIN 42005-0097 (LT)

Parcel 2250 SEC DPF; Mining Claim KRL 18778, Baird; Red Lake

PIN 42005-0053 (LT)

Parcel 2251 SEC DPF; Mining Claim KRL 19278, Baird; Red Lake

PIN 42005-0062 (LT)

Parcel 2252 SEC DPF; Mining Claim KRL 19279, Baird; Red Lake

PIN 42005-0052 (LT)

Parcel 2253 SEC DPF; Mining Claim MU, 19280, Baird; Red Lake

PIN 42005-0061 (LT)

Parcel 2254 SEC DPF; Mining Claim KRL 19281, Baird; Red Lake

PIN 42005- 0051 (LT)

Parcel 2255 SEC DPF; Mining Claim KRL 19367, Baird; Red Lake

PIN 42005-0044 (LT)

Parcel 2256 SEC DPF; Mining Claim KRL 19368, Baird; Red Lake

PIN 42005-0080 (LT)

Parcel 2257 SEC DPF; Mining Claim KRL 19686, Baird; Red Lake

PIN 42005-0068 (LT)

Parcel 2258 SEC DPF; Mining Claim KRL 19719, Baird; Red Lake

PIN 42005-0067 (LT)

Parcel 2259 SEC DPF; Mining Claim KRL 19720, Baird; Red Lake

PIN 42005-0060 (LT)

Parcel 2260 SEC DPF; Mining Claim KRL 20169; Red Lake

PIN 42005-0058 (LT)

Parcel 2261 SEC DPF; Mining Claim KRL 20585, Baird, (the west part of which was restaked and recorded as Mining Claim KRL 20585A); Red Lake

PIN 42005-0065 (LT)

Parcel 2262 SEC DPF; Mining Claim KRL 20586, Baird, (the west part of which was restaked as Mining Claim KRL 20586A); Red Lake

PIN 42005-0077 (LT)

Parcel 2263 SEC DPF; Mining Claim KRL 20587, Baird, (the west part of which was restaked and recorded as Mining Claim KRL 20587A); Red Lake

PIN 42005-0043 (LT)

Parcel 2264 SEC DPF; Mining Claim KRL 20588, Baird; Red Lake

- C6 -

PIN 42005-0076 (LT)

Parcel 2265 SEC DPF; Mining Claim KRL 21273, Baird; Kenora

PIN 42005-0075 (LT)

Parcel 2266 SEC DPF; Mining Claim KRL 21274, Baird; Kenora

PIN 42005-0064 (LT)

Parcel 2267 SEC DPF; Mining Claim KRL 21275, Baird; Red Lake

PIN 42005-0063 (LT)

Parcel 2268 SEC DPF; Mining Claim KRL 21276, Baird; Red Lake

PIN 42005-0057 (LT)

Parcel 2269 SEC DPF; Mining Claim KRL 21277, Baird; Red Lake

PIN 42005-0056 (LT)

Parcel 2270 SEC DPF; Mining Claim KRL 21278, Baird; Red Lake

PIN 42005-0042 (LT)

Parcel 2271 SEC DPF; Mining Claim KRL 21280, Baird; Kenora

PIN 42005-0041 (LT)

Parcel 2272 SEC DPF; Mining Claim KRL 21281, Baird; Kenora

PIN 42005-0112 (LT)

Parcel 2273 SEC DPF; Mining Claim KRL 21316 excepting thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, Baird; Red Lake

PIN 42005-0095 (LT)

Parcel 2274 SEC DPF; Mining Claim KRL 21317, Baird; Red Lake

PIN 42005-0096 (LT)

Parcel 2275 SEC DPF; Mining Claim KRL 21318, Baird; Red Lake

PIN 42005-0083 (LT)

Parcel 2276 SEC DPF; Mining Claim KRL 21378, Baird; Red Lake

PIN 42005-0098 (LT)

Parcel 2434 SEC DPF; Mining Claim KRL 19684, Baird; Red Lake

PIN 42005-0113 (LT)

Parcel 2435 SEC DPF; Mining Claim KRL 19788, Baird; Red Lake

- C7 -

SECONDLY - STARRATT NICKEL LANDS - MINERAL RIGHTS ONLY

PIN 42005-0329 (LT)

Parcel 7119 SEC DPF MRO; Mining Claims KRL 12642, KRL 12643, KRL 12644, KRL

12645, KRL 12646, KRL 12647, KRL 12648, KRL 12704, KRL 12705, KRL 12706, KRL

12858, KRL 12859, KRL 12860, KRL 12861, KRL 12862, KRL 12863, KRL 12864, KRL

12865, KRL 12866, KRL 12875, KRL 12876, KRL 12877, KRL 12878, KRL 12879, KRL

12880, KRL 12881, KRL 12882, KRL 12883, KRL 12953, KRL 12954, ..KRL 12955, KRL

12963,KRL 12964 and KRL 12965, Baird; Red Lake.

PIN 42005-0298 (LT)

Parcel 1417 SEC DPF; Mining Claim KRL 12730, Baird, except SRO as in LT73821 and LT147860; Red Lake

THIRDLY - STARRATT NICKEL LANDS - SURFACE RIGHTS ONLY

PIN 42005-0291(LT)

Parcel 1415 SEC DPF; Mining Claim KRL 12705 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except SRO PT 6, 23R8021, MRO as in LT232857; Red Lake

PIN 42005-0290 (LT)

Parcel 1416 SEC DPF; Mining Claim KRL 12706 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except MRO as in LT232857; Red Lake

PIN 42005-0297 (LT)

Parcel 1423 SEC DPF; Mining Claim KRL 12704 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except SRO PT 5 23R8021 and MRO as in LT232857; Red Lake

PIN 42005-0313 (LT)

Parcel 1424 SEC DPF; Mining Claim KRL 12646 Baird, except MRO as in LT23857; Red Lake

PIN 42005-0302 (LT)

Parcel 1425 SEC DPF; Mining Claim KRL 12647 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except SRO as in PT 3, 4 & 7 23R8021, and except MRO as in LT232857; Red Lake

PIN 42005-0300 (LT)

Parcel 1426 SEC DPF; Mining Claim KRL 12953 Baird, except PT 1 23R8021 and MRO as in LT232857; Red Lake

PIN 42005-0301 (LT)

Parcel 1427 SEC DPF; Mining Claim KRL 12954 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except SRO PT 2 23R8021 and except MRO as in LT232857; Red Lake

PIN 42005-0321 (LT)

Parcel 1428 SEC DPF; Mining Claim KRL 12955 Baird, except MRO as in LT232857; Red Lake

- C8 -

PIN 42005-0283 (LT)

Parcel 1429 SEC DPF; Mining Claim KRL 12963 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except MRO as in LT232857; Red Lake

PIN 42005-0282 (LT)

Parcel 1430 SEC DPF; Mining Claim KRL 12964 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0304 (LT)

Parcel 1431 SEC DPF; Mining Claim KRL 12965 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0303 (LT)

Parcel 1432 SEC DPF; Mining Claim KRL 12648 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0310 (LT)

Parcel 1433 SEC DPF; Mining Claim KRL 12642 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0312 (LT)

Parcel 1434 SEC DPF; Mining Claim KRL 12643 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except MRO as in LT232857; Red Lake

PIN 42005-0311 (LT)

Parcel 1435 SEC DPF; Mining Claim KRL 12644 Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except MRO as in LT232857; Red Lake

PIN 42005-0322 (LT)

Parcel 1436 SEC DPF; Mining Claim KRL 12645 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0307 (LT)

Parcel 1659 SEC DPF; Mining Claim KRL 12858 Baird, except MRO as in L1232857; Red Lake

PIN 42005-0308 (LT)

Parcel 1660 SEC DPF; Mining Claim KRL 12859 Baird, excepting thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake, except MRO as in LT232857; Red Lake

PIN 42005-0319 (LT)

Parcel 1661 SEC DPF; Mining Claim KRL 12860 Baird, excepting thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake, except MRO as in LT232857; Red Lake

- C9 -

PIN 42005-0318 (LT)

Parcel 1662 SEC DPF; Mining Claim KRL 12861 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0326 (LT)

Parcel 1663 SEC DPF; Mining Claim KRL 12863 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0328 (LT)

Parcel 1664 SEC DPF; Mining Claim KRL 12866 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0305 (LT)

Parcel 1665 SEC DPF; Mining Claim KRL 12876 Baird, except MRO as in LT232857; Red Lake

PIPI 42005-0314 (LT)

Parcel 1666 SEC DPF; Mining Claim KRL 12880 Baird, except MRO as in LT232857; Red Lake

PINT 42005-0323 (LT)

Parcel 1667 SEC DPF; Mining Claim KRL 12881 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0306 (LT)

Parcel 1668 SEC DPF; Mining Claim KRL 12875 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0316 (LT)

Parcel 1669 SEC DPF; Mining Claim KRL 12878 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0317 (LT)

Parcel 1670 SEC DPF; Mining Claim KRL 12879 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0324 (LT)

Parcel 1671 SEC DPF; Mining Claim KRL 12882 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0325 (LT)

Parcel 1672 SEC DPF; Mining Claim KRL 12883 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0327 (LT)

Parcel 1673 SEC DPF; Mining Claim KRL 12862 Baird, Except MRO as in LT232857; Red Lake

- C10 -

PIN 42005-0309 (LT)

Parcel 1674 SEC DPF; Mining Claim KRL 12864 Baird, excepting thereout and therefrom the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake, except MRO as in LT232857; Red Lake

PIN 42005-0320 (LT)

Parcel 1675 SEC DPF; Mining Claim KRL 12865 Baird, except MRO as in LT232857; Red Lake

PIN 42005-0315 (LT)

Parcel 1676 SEC DPF; Mining Claim KRL 12877 Baird, except MRO as in LT232857; Red Lake

FOURTHLY - MADSEN LANDS FREEHOLD

Firstly: Lands Situate in the Township of Baird

PIN 42005-0109 (LT)

Parcel 1004 SEC DPF; Mining Claim KRL 12659, Baird; Red Lake

PIN 42005-0108 (LT)

Parcel 1005 SEC DPF; Mining Claim KRL 12660, Baird; Red Lake

PIN 42005-0093 (LT)

Parcel 1007 SEC DPF; Mining Claim KRL 5, Baird, (Recorded as KRL 12667); Red Lake

PIN 42005-0092 (LT)

Parcel 1010 SEC DPF; Mining Claim KRL 12921, Baird; Red Lake

PIN 42005-0082 (LT)

Parcel 1011 SEC DPF; Mining Claim KRL 12922, Baird; Red Lake

PIN 42005-0073 (LT)

Parcel 1012 SEC DPF; Mining Claim KRL 13024, Baird; Red Lake

PIN 42005-0104 (LT)

Parcel 1015 SEC DPF; Mining Claim KRL 13, Baird, (Recorded as KRL 12658); Red Lake

PIN 42005-0105 (LT)

Parcel 1016 SEC DPF; Mining Claim KRL 14, Baird, (Recorded as KRL 12665); Red Lake

PIN 42005-0103 (LT)

Parcel 1020 SEC DPF; Mining Claim KRL 12661, Baird; Red Lake

PIN 42005-0102 (LT)

Parcel 1021 SEC DPF; Mining Claim KRL 12662, Baird; Red Lake

- C11 -

PIN 42005-0107 (LT)

Parcel 1022 SEC DPF; Mining Claim KRL 12663, Baird; Red Lake

PIN 42005-0296 (LT)

Parcel 1275 SEC DPF; Mining Claim KRL 12837, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42005-0289 (LT)

Parcel 1276 SEC DPF; Mining Claim KRL 12836, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Faulkenham Lake; Red Lake

PIN 42005-0271 (LT)

Parcel 1278 SEC DPF; Mining Claim KRL 12524, Baird; Red Lake

PIN 42005-0273 (LT)

Parcel 1279 SEC DPF; Mining Claim KRL 12525, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake, except SRO as in LT73821; Red Lake

PIN 42005-0110 (LT)

Parcel 1280 SEC DPF; Mining Claim KRL 12526, Baird; Red Lake

PIN 42005-0284 (LT)

Parcel 1282 SEC DPF; Mining Claim KRL 12601, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Flat Lake, except SRO as in LT73821 and Part 2, 23R8022; Red Lake

PIN 42005-0295 (LT)

Parcel 1283 SEC DPF; Mining Claim KRL 12602, Baird; Red Lake

PIN 42005-0294 (LT)

Parcel 1284 SEC DPF; Mining Claim KRL 12603, Baird; Red Lake

PIN 42005-0292 (LT)

Parcel 1285 SEC DPF; Mining Claim KRL, 12604, Baird, except SRO as in LT73821 and Part 3,

23R8022; Red Lake

PIN 42005-0293 (LT)

Parcel 1286 SEC DPF; Mining Claim KRL 12605, Baird, except SRO as in LT73821; Red Lake

PIN 42005-0272 (LT)

Parcel 1287 SEC. DPF; Mining Claim KRL 12638, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake, except SRO as in LT7382I; Red Lake

PIN 42005-0275 (LT)

Parcel 1291 SEC DPF; Mining Claim KRL 11502, Baird; Red Lake

- C12 -

PIN 42005-0288 (LT)

Parcel 1292 SEC DPF; Mining Claim KRL 11503, Baird, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42005-0287 (LT)

Parcel 1293 SEC DPF; Mining Claim KRL 11504, Baird; Red Lake

PIN 42005-0274 (LT)

Parcel 1294 SEC DPF; Mining Claim KRL 11505, Baird, except SRO as in LT73821 and SRO Part 1, 23R4608; Red Lake

PIN 42005-0286 (LT)

Parcel 1296 SEC DPF; Mining Claim KRL 11507, Baird; Red Lake

PIN 42005-0285 (LT)

Parcel 1297 SEC DPF; Mining Claim KRL 11508, Baird, except SRO as in LT73821, Part 10, 11 and 12, 23R4608 and Part 1, 23R8022; Red Lake

PIN 42005-0270 (LT)

Parcel 1304 SEC DPF; Mining Claim KRL 12529, Baird; Red Lake

PIN 42005-0119 (LT)

Parcel 3578 SEC DPF MRO; Mining Claim KRL 12522, Baird; Part Mining Claim KRL 12527, Baird, as in LT58006; Red Lake

PIN 42005-0070 (LT)

Parcel 4271 SEC DPF MRO; Part Mining Claim KRL 36016, Baird, not covered by the waters of Russet Lake; Red Lake

PIN 42005-0071 (LT)

Parcel 4272 SEC DPF MRO; Mining Claim KRL 36017, Baird; Red Lake

PIN 42005-0072 (LT)

Parcel 4273 SEC DPF MRO; Mining Claim KRL 36018, Baird, not covered by the waters of Russet Lake; Red Lake

PIN 42005-0081 (LT)

Parcel 4274 SEC DPF MRO; Part Mining Claim KRL 36019, Baird, not covered by the waters of Russet Lake; Red Lake

PIN 42005-0090 (LI)

Parcel 4275 SEC DPF MRO; Mining Claim KRL 38091, Baird, not covered by the waters of Russet Lake; Red Lake

PIN 42005-0091 (LT)

Parcel 4276 SEC DPF MRO; Mining Claim KRL 38092, Baird; Red Lake

PIN 42005-0089 (LT)

Parcel 4277 SEC DPF MRO; Part Mining Claim KRL 38094, Baird, not covered by the waters of Russet Lake; Red Lake

- C13 -

PIN 42005-0120 (LT)

Parcel 5259 SEC DPF; Mining Claims KRL 12523 and KRL 12522 excepting thereout and therefrom that portion of the above parcel transferred to Her Majesty the Queen in Right of Canada under Transfer LT58006; Mining Claim KRL 12521 excepting thereout and therefrom that portion of the Surface Rights (as to seventhly), vested in Her Majesty the Queen in Right of Ontario under LT73821; Mining Claim KRL 11509 amended by LT138124, excepting thereout and therefrom that portion of the Surface Rights of the above parcel vested in Her Majesty the Queen in Right of the Province of Ontario under LT73821; Mining Claim KRL 11506 excepting thereout and therefrom that portion of the Surface Rights of the above parcel vested in Her Majesty the Queen in Right of the Province of Ontario under LT73821; Mining Claim KRL 12527 excepting thereout and therefrom that portion of the above parcel transferred to Her Majesty the Queen in Right of Canada under Transfer LT58006 and except Part 1, 23R10828 SRO; Mining Claim KRL 12528 except SRO as in 23R5427 Part 5, 14 to 20 the SRO on and over a strip of land one chain in perpendicular width along the shore of Ross Lake, Baird; Red Lake

Secondly: Lands Situate in the Township of Heyson

PIN 42010-0104 (LT)

Parcel 1008 SEC DPF; Mining Claim KRL 12668, Heyson; Red Lake

PIN 42010-0102 (LT)

Parcel 1009 SEC DPF; Mining Claim KRL 12669, Heyson, being land and land covered with the water of part of a lake within the limits of this Mining Claim; Red Lake

PIN 42010-0103 (LT)

Parcel 1023 SEC DPF; Mining Claim KRL 12666, Heyson, being land and land covered with the water of part of a small lake within the limits of this Mining Claim; Red Lake

PIN 42010-0141 (LT)

Parcel 1288 SEC DPF; Mining Claim KRL 12639, Heyson, except SRO as in LT73822; Red Lake

PIN 42010-0108 (LT)

Parcel 1289 SEC DPF; Mining Claim KRL 12640, Heyson, being land and land covered with the water of part of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42010-0142 (LT)

Parcel 1290 SEC DPF; Part Mining Claim KRL 12641, Heyson, except SRO as in LT73822; Red Lake

- C14 -

PIN 42010-0109 (LT)

Parcel 1302 SEC DPF; Mining Claim KRL 12838, Heyson, being land and land covered with the water of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42010-0111 (LT)

Parcel 1520 SEC DPF; Mining Claim KRL 1189, Heyson, (Recorded as KRL 12677) except SRO as in LT73822; Red Lake

PIN 42010-0105 (LT)

Parcel 1521 SEC DPF; Mining Claim KRL 1190, Heyson, (Recorded as KRL 12676) except SRO as in LT73822; Red Lake

PIN 42010-0106 (LT)

Parcel 1522 SEC DPF; Mining Claim KRL 1191, Heyson, (Recorded as KRL 12673) except SRO as in LT73822; Red Lake

PIN 42010-0112 (LT)

Parcel 1525 SEC DPF; Mining Claim KRL 12678, Heyson, except SRO as in LT73822; Red Lake

PIN 42010-0115 (LT)

Parcel 1526 SEC DPF; Mining Claim KRL 12679, Heyson, being land and land covered with the water of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Faulkenham Lake, except SRO Part 21, 23R4628 and SRO as in LT73822; Red Lake

PIN 42010-0113(LT)

Parcel 1527 SEC DPF; Mining Claim KRL 12680, Heyson, being land and land covered with the water of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Faulkenham Lake; Red Lake

PIN 42010-0110 (LT)

Parcel 1528 SEC DPF; Mining Claim KRL 12681, Heyson, being land and land covered with the water of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42010-0114 (LT)

Parcel 1529 SEC DPF; Mining Claim KRL 12682, Heyson, being land and land covered with the water of Faulkenham Lake within the limits of this Mining Claim, reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Faulkenham Lake; Red Lake

Remainder PIN 42010-0107 (LT)

Parcel 1530 SEC DPF; Mining Claim KRL 12683, Heyson, except SRO Part 22, 23R4628 and SRO as in LT73822; Red Lake

- C15 -

PIN 42010-0116 (LT)

Parcel 1531 SEC DPF; Mining Claim KRL 12684, Heyson, except SRO Part 19 and 20, 23R4628 and SRO as in LT73822; Red Lake

PIN 42010-0096 (LT)

Parcel 1615 SEC DPF; Mining Claim K 1456, Heyson, (Recorded as KRL 12759) except SRO as in LT73822; Red Lake

PIN 42010-0095

Parcel 1616 SEC DPF; Mining Claim K 1457, Heyson, (Recorded as KRL 12758); Red Lake

PIN 42010-0125 (LT)

Parcel 1617 SEC DPF; Mining Claim KRL 12764, Heyson; Red Lake

PIN 42010-0124 (LT)

Parcel 1618 SEC DPF; Mining Claim KRL12765, Heyson; Red Lake

PIN 42010-0121 (LT)

Parcel 1619 SEC DPF; Mining Claim KRL 12766, Heyson; Red Lake

PIN 42010-0119 (LT)

Parcel 1625 SEC DPF; Mining Claim KRL 5447, Heyson, (Recorded as KRL 12760); Red Lake

PIN 42010-0118 (LT)

Parcel 1629 SEC DPF; Mining Claim KRL 19223, Heyson, except SRO as in LT73822; Red Lake

PIN 42010-0117 (LT)

Parcel 1630 SEC DPF; Mining Claim KRL 19224, Heyson; Red lake

PIN 42010-0122 (LT)

Parcel 1631 SEC DPF; Mining Claim KRL 19225, Heyson; Red Lake

PIN 42010-0123 (LT)

Parcel 1632 SEC DPF; Mining Claim KRL 19226, Heyson; Red Lake

PIN 42010-0100 (LT)

Parcel 1633 SEC DPF; Mining Claim KRL 16672, Heyson, except SRO as in LT73822; Red Lake

PIN 42010-0120 (LT)

Parcel 1634 SEC DPF; Part Mining Claim KRL 16673, Heyson, except SRO Part 14, 15 and 16, 23R4628 and SRO as in LT73822; Red Lake

PIN 42010-0146 (LT)

Parcel 1792 SEC DPF; Mining Claim KRL 19247, Heyson, excepting thereout and therefrom the SRO on and over the travelled road crossing said claim, except SRO in LT73772; Red Lake

- C16 -

PIN 42010-0145 (LT)

Parcel 1793 SEC DPF; Mining Claim KRL 19248, Heyson; Red Lake

PIN 42010-0144 (LT)

Parcel 1794 SEC DPF; Mining Claim KRL 19249, Heyson; Red Lake

PIN 42010-0143 (LT)

Parcel 1795 SEC DPF; Mining Claim KRL 19250, Heyson; Red Lake

PIN 42010-0140 (LT)

Parcel 1796 SEC DPF; Mining Claim KRL 19251, Heyson; Red Lake

PIN 42010-0139 (LT)

Parcel 1797 SEC DPF; Mining Claim KRL 19252, Heyson; Red Lake

PIN 42010-0138 (LT)

Parcel 1798 SEC DPF; Mining Claim KRL 19253, Heyson; Red Lake

PIN 42010-0137 (LT)

Parcel 1799 SEC DPF; Mining Claim KRL 19254, Heyson; Red Lake

PIN 42010-0136 (LT)

Parcel 1800 SEC DPF; Mining Claim KRL 19306, Heyson; Red Lake

PIN 42010-0135 (LT)

Parcel 1801 SEC DPF; Mining Claim KRL 19307, Heyson; Red Lake

PIN 42010-0134 (LT)

Parcel 1802 SEC DPF; Mining Claim KRL 19308, Heyson; Red Lake

PIN 42010-0128 (LT)

Parcel 1803 SEC DPF; Mining Claim KRL 19430, Heyson, being land and land covered with the water of part of an unnamed lake within the limits of this Mining Claim; Red Lake

PLN 42010-0133 (LT)

Parcel 1821 SEC DPF; Mining Claim KRL 19309, Heyson, being land and land covered with the water of part of an unnamed lake within the limits of this Mining Claim; Red Lake

PIN 42010-0132 (LT)

Parcel 1822 SEC DPF; Mining Claim KRL 19310, Heyson, being land and land covered with the water of part of an unnamed lake within the limits of this Mining Claim; Red Lake

PIN 42010-0131 (LT)

Parcel 1823 SEC DPF; Mining Claim KRL 19311, Heyson, being land and land covered with the water of part of an unnamed lake within the limits of this Mining Claim; Red Lake

PIN 42010-0130 (LT)

Parcel 1824 SEC DPF; Mining Claim KRL 19312, Heyson; Red Lake

- C17 -

PIN 42010-0129 (LT)

Parcel 1825 SEC DPF; Mining Claim KRL 19313, Heyson; Red Lake

PIN 42010-0126 (LT)

Parcel 1826 SEC DPF; Mining Claim KRL 19428, Heyson; Red Lake

PIN 42010-0127 (LT)

Parcel 1827 SEC DPF; Mining Claim KRL 19429, Heyson, being land and land covered with the water of part of an unnamed lake within the limits of this Mining Claim; Red Lake

Thirdly: Lands in Both the Townships of Baird and Heyson

PIN 42005-0094 (LT)

Parcel 1006 SEC DPF; Mining Claim KRL 4, Baird/Heyson, (Recorded as KRL 12664); Red Lake

PIN 42005-0111 (LT)

Parcel 1523 SEC DPF; Mining Claim KRL 1192, Baird/Heyson, (Recorded as KRL 12674), reserving the SRO on and over a strip of land one chain in perpendicular width along the shore of Faulkenham Lake; Red Lake

PIN 42005-0106 (LT)

Parcel 1524 SEC DPF; Mining Claim KRL 15, Baird/Heyson, (Recorded as KRL 12675), reserving the SRO on and over a strip of land one chain in perpendicular width along the shores of Faulkenham Lake; Red Lake

FIFTHLY - LEASEHOLD LANDS

Firstly:

PIN 42010-0006 (LT)

Parcel 435 SEC DPL MRO; Mining Claims KRL 47990, 47991, 47992, 47993, 47994, 47995 and 47996, Heyson; Red Lake

Secondly:

PIN 42010-0168 (LT)

Parcel 455 SEC DPL; Mining Claim KRL 51018 composed of the land and land under the waters of part of the unnamed lake; saving and excepting thereout and therefrom the SRO on and over a strip of land along the shores of the unnamed lake and which said strip of land is bounded by the high water mark of the unnamed lake and by a line, every point of which is distant 400 feet from the nearest point in the said high water mark, containing an area of 22.87 acres, more of less; Mining Claim KRL 51019 saving and excepting thereout and therefrom the SRO on and over a strip of land along the shores of the unnamed lake and which said strip of land is bounded by the high water mark of the unnamed lake and by a line, every point of which is distant 400 feet from the nearest point in the said high water mark, containing an area of 6.38 acres, more or less; Mining Claim KRL 51020 composed of land and land under the waters of part of an unnamed lake; saving and excepting thereout and therefrom the SRO on and over a strip of land along the shores of an unnamed lake and which said strip of land is bounded by the high water mark of the unnamed lake and by a line, every point of which is distant 400 feet from the nearest point in the said high water mark, containing an area of 8.40 acres, more or less; Mining Claim KRL 51021 saving and excepting thereout and therefrom the SRO on and over a strip of land along the shores of Killoran Lake and an unnamed lake and which said strip of land is bounded by the high water mark of Killoran Lake and the unnamed lake and by a line, every point of which is distant 400 feet from the nearest point in the said high water mark, containing an area of 0.16 acres, more or less, Heyson; Red Lake

- C18 -

PIN 42010-0169 (LT)

Parcel 455 SEC DPL; Mining Claim KRL 50992; Mining Claim KRL 50993 saving and excepting thereout and therefrom the SRO only on and over a strip of land along the shores of the unnamed lake and which said strip of land is bounded by the high water mark of the unnamed lake and by a line, every point of which is distant 400 feet from the nearest point in the said high water mark, containing an area of 15.24 acres, more or less, Heyson; Red Lake

SIXTHLY- LICENCE OF OCCUPATION

All the lands described in Mining Licence of Occupation No. 13,528, consisting of 92.656 acres more or less, situate in the Township of Baird, in the District of Kenora (Patricia Portion) as shown on plans of survey by H. F. Keffer, Ontario Land Surveyor, of record in the Ontario Department of Lands and Forests, copies of which plans are attached to and form part of the Licence of Occupation. This Licence of Occupation covers, among other mining claims, Mining Claim KRL 38093.

SEVENTHLY - UNPATENTED MINING CLAIMS - RED LAKE

KRL 1184231

KRL 1184902

KRL 1184229

EIGHTHLY - HAGAR LANDS - LEASEHOLD

PIN 42005-0069 (LT)

Parcel 560 SEC DPL; Mining Claims KRL 51290, KRL 51289, KRL 51288 and KRL 51287 being Part 1, 2, 3 and 4, 23R3834, Baird; Red Lake.

NINTHLY – ADDITIONAL CLAIMS

KRL 21316A

KRL 11509A

KRL 12527A

KRL 12642A

KRL 12643A

- C19 -

KRL 12644A

KRL 12881A

KRL 12882A

JAEL LANDS

FIRSTLY

PIN 42010-0150 (LT) Parcel 6 108 MRO, DPF

Mining Claims K.1423, K.1424, K.1425, K.1426, K.1427, K.1428, K.1429, K.1430, K.1431, K.1432, K.1433, K.1434, K.1435, K.1436, K.1437, K.1438, K.1439, K.1440, K.1441, K.1474, 1C1475, K.1585, K.1586, IC1587, K.1588, K.1589, Heyson

EXCEPTING thereout and therefrom the Mining Rights of those parts of Mining Claim K.1427 being designated as Parts 1 and 2 as shown on a Plan of Survey of record in the Land Registry Office for the District of Kenora at Kenora, as Plan 23R-4628, and being further designated as Parts 1 and 2 on Plan D-47;

EXCEPTING thereout and therefrom the Mining Rights of those parts of Mining Claim K.1431 being designated as Parts 3 and 4 as shown on a Plan of Survey of record in the Land Registry Office for the District of Kenora at Kenora, as Plan 23R-4628, and being further designated as Parts 3 and 4 on Plan D-47

EXCEPTING thereout and therefrom the Mining Rights of those parts of Mining Claim K.1433 being designated as Parts 5 and 7 as shown on a Plan of Survey of record in the Land Registry Office for the District of Kenora at Kenora, as Plan 23R-4628, being further designated as Parts 5 and 6 on Plan D-47

EXCEPTING thereout and therefrom the Mining Rights of those parts of Mining Claim K.1435, being designated as Parts 9, 10, 11, 12 and 13 as shown on a Plan of Survey of record in the Land Registry Office for the District of Kenora at Kenora, as Plan 23R4628, being further designated as Parts 7, 8, 9, 10 and 11 on Plan D-47; Red Lake

SECONDLY - SRO

PIN 42010-0163 (LT)

Parcel 256 SRO, DPF

Mining Claim K.1585 Heyson

EXCEPTING MRO as in Instrument No. LT154319; Red Lake

- C20 -

PIN 42010-0154 (LT)

Parcel 353, DPF

Mining Claim K.1433 Heyson

EXCEPTING SRO as in Instrument No. LT73772, SRO Parts 5 and 6, Plan D-47 and MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0158

Parcel 354 SRO. DPF

Mining Claim K.1434 Heyson

EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0149 (LT)

Parcel 355, DPF

Mining Claim K.1435 Heyson

EXCEPTING SRO as in Instrument No. LT73772, SRO Parts 7, 8, 9, 10 and 11, Plan D-47 and MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0159 (LT)

Parcel 356 SRO, DPF

Mining Claim K.1436 Heyson

EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0161 (LT)

Parcel 357 SRO, DPF

Mining Claim K.1437 Heyson

EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0160 (LT)

Parcel 358 SRO, DPF

Mining Claim K.1438 Heyson

EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0099 (LT)

Parcel 360 SRO, DPF

Mining Claim K.1475 Heyson

EXCEPTING Instrument No. LT73772; Red Lake

PIN 42010-0166 (LT)

Parcel 361 SRO, DPF

Mining Claim K.1586 Heyson

EXCEPTING MRO as in Instrument No. LT154319; Red Lake

- C21 -

PIN 42010-0167 (LT)

Parcel 362 SRO, DPF

Mining Claim K.1587 Heyson

EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0164 (LT)

Parcel 363 SRO, DPF

Mining Claim K.1588 Heyson

EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0165 (LT)

Parcel 364 SRO, DPF

Mining Claim K.1589 Heyson

EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0028 (LT)

Parcel 1351 SRO, DPF

Mining Claim K.1423 Heyson

EXCEPTING Part 2 Plan 23R-5056; Red Lake

PIN 42010-0064 (LT)

Parcel 1352 SRO, DPF

Mining Claim K.1424 Heyson

EXCEPTING as in Instrument No. LT73772, Parts 1, 2, 3, 4, 5, 6, 7 & 8 Plan 23R-4435, Part 3 Plan 23R-4713, Parts 1, 2, 3, 4, 5, 7, 9, 16, 17, 18 and 21 Plan 23R-5146 and Part 6 Plan 23R-5145; Red Lake

PIN 42010-0065 (LT) Parcel 1353 SRO, DPF;

Mining Claim K.1425 Heyson being land and land covered with the waters of part of Clara Lake lying within the limits of this Mining Claim

EXCEPTING as in Instrument No. LT73772, Parts 1 and 2 Plan 23R-4713, Parts 6, 8, 10 to 15, 22, 23, 24 and 25 Plan 23R-5146, Except Parts 2, 4 and 5 Plan 23R-5145. RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Clara Lake; Red Lake

PIN 42010-0068 (LT)

Parcel 1353 SRO, DPF;

Mining Claim K.1425 Heyson Part 2, Plan 23R5145; being land and land covered with the waters of part of Clara Lake lying within the limits of this Mining Claim RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Clara Lake; Red Lake

- C22 -

PIN 42010-0063 (LT)

Parcel 1354 SRO, DPF

Mining Claim K.1426 Heyson

EXCEPTING Part 5 Plan 23R-5056; Red Lake

PIN 42010-0007 (LT)

Parcel 1355, DPF

Mining Claim K.1427 Heyson

EXCEPTING SRO Parts 1 and 2, Plan D-47, SRO Part 3, Plan 23R-5145, SRO as in Instrument No. LT73772 and MRO as in Instrument No. LT54319; Red Lake

PIN 42010-0062 (LT)

Parcel 1356 SRO, DPF

Mining Claim K.1428 Heyson; Red Lake

PIN 42010-0078 (LT)

Parcel 1357 SRO, DPF

Mining Claim K.1429 Heyson; Red Lake

PIN 42010-0157 (LT)

Parcel 1358 SRO, DPF

Mining Claim K.1430 Heyson

EXCEPTING MRO as in Instrument No. LT154319; Red Lake

PIN 42010-0008 (LT)

Parcel 1359, DPF

Mining Claim K.1431 Heyson

EXCEPTING SRO as in Instrument No. LT73772, SRO Parts 3 and 4, Plan D-47, MRO as in Instrument No, LT154319 and SRO Parts 3 and 4, Plan 23R-5182; Red Lake

PIN 42010-0085 (LT)

Parcel 1360 SRO, DPF

Part Mining Claim K.1432 Heyson being land and land covered with the water of part of Bobs Lake within the limits of this Mining Claim, RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Bobs Lake

EXCEPTING Parts 1 and 2 on Plan 23R-5182; Red Lake

PIN 42010-0090 (LT)

Parcel 1361 SRO, DPF

Mining Claim K.1439 Heyson being land and land covered with the water of part of Clara Lake within the limits of this Claim RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Clara Lake; Red Lake

- C23 -

PIN 42010-0091 (LT)

Parcel 1362 SRO, DPF

Mining Claim K.1440 Heyson being land and land covered with the water of part of Clara Lake within the limits of this Claim RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Clara Lake; Red Lake

PIN 42010-0092 (LT)

Parcel 1363 SRO, DPF

Mining Claim K.1441 Heyson, being land and land covered with the water of part of Clara Lake within the limits of this Mining Claim RESERVING the SRO on and over a strip of land one chain in perpendicular width along the shore of Bobs Lake; Red Lake

- C24 -

PROVINCE OF SASKATCHEWAN:

Amisk	Claim CBS 3102	Hectares 3270
	CBS 3235	520
	CBS 3694	498
	CBS 6716	801
	CBS 7365	753
	CBS 7366	3383
	ML 5274	33
	ML 5275	113
	S- 95636	16
	S- 95637	16
	S- 95638	16
	S- 95639	16
	S- 95827	16
	S- 95828	16
	S- 96091	16
	S- 96092	16
	S- 96093	16
	S- 96094	16
	S- 96114	16
	S- 96115	16
	S- 96116	16
	S- 96117	16
	S- 96120	16
	S- 96121	16
	S- 96122	16
	S- 96123	16
	S- 96124	16
	S- 96125	16
	S- 96126	16
	S- 96127	16
	S- 96128	16
	S- 96129	16
	S- 96130	16
	S- 96210	16
	S- 96211	16
	S- 96212	16
	S- 96232	16
	S- 96233	16
	S- 96235	16
	S- 98847	1147
	S-102583	16
	S-102584	16
	S-102585	16

- C25 -

Amisk	Claim S-102586	Hectares 16
	S-102587	16
	S-102588	16
	S-102589	16
	S-102590	16
	S-102591	16
	S-102592	16
	S-102593	16
	S-102594	16
	S-102595	16
	S-102915	16
	S-102916	16
	S-102917	16
	S-102918	16
	S-102919	16
	S-102920	16
	S-102924	16
	S-102926	16
	S-107417	48
	S-107418	87
	S-107419	158
	S-108280	48
	S-108283	86
	S-111771	145
	S-111772	143
	S-111773	141
	S-111778	729
	S-111779	542
	S-111797	7
	S-112547	1839
	S-112549	1657
	S-112550	1872
	S-112551	955
	S-112552	773
	S-112553	722
	S-112554	243
	S-112555	925
	S-112556	466
	S-112557	1405
	S-112558	1611
	S-112559	1579
	S-112560	929
	S-112561	1057
	S- 98061	16

- C26 -

Amisk	Claim S- 98062	Hectares 16
	S- 98063	16
	S- 98064	16
	S- 98065	16
	S- 98657	16
	S- 98658	16
	S- 98659	16
	S- 98660	16
	S- 98661	16
	S-103053	16
	S-105446	31
	S-106757	15
	S-106770	20
	S-107420	70

Seabee Project	Claim CBS 7058	Hectares 1230
	CBS 7076	856
	CBS 9347	1369
	MC00000028	262
	MC00000030	392
	MC00000069	905
	MC00000070	1226
	ML 5519	201
	ML 5520	125
	ML 5535	45
	ML 5536	50
	ML 5543	86
	S-97986	250
	S-100748	930
	S-101660	280
	S-101661	425
	S-102737	360
	S-102738	130
	S-102739	380
	S-106678	1880
	S-106771	196
	S-106772	193
	S-106773	328
	S-110855	1321
	S-110856	693
	S-111431	774
	S-111432	847
	S-111694	233
	S-111695	485

- C27 -

Interests in Real Property

Interest #	Interest Register #
114087450	105604927
114087461	105604927
114087472	105604938
114309772	105707202
114309783	105707213
145822091	105707224

- C28 -

SCHEDULE 1.1(3)

BANK ACCOUNTS OF BORROWER

Redacted

- C29 -

SCHEDULE 8.1(e)

INTELLECTUAL PROPERTY

Nil

- C30 -

SCHEDULE 8.1(f)

BORROWER'S NAME(S)

- C31 -

SCHEDULE 8.1(g)

SUBSIDIARIES, AFFILIATES, JOINT VENTURES AND PARTNERSHIPS

4158849 Canada Ltd.
Madsen Gold Corporation

St. Eugene Mining Corporation Limited

- C32 -

SCHEDULE 8.1(h)

LITIGATION

Nil

- S8 -

SCHEDULE 8.1 (m) INDEBTEDNESS

Lender	Indebtedness

Canadian Western Bank	Indebtedness incurred pursuant to (i) the letter agreement between the Borrower and Canadian Western Bank, dated January 11, 2013 providing for, inter alia, a letter of credit facility in the amount of $10.0 million, a master lease line of credit in the amount of $10.0 million and a revolving loan facility in the amount of $5.0 million and (ii) the promissory note and each of other documents entered into in connection therewith (in each case, as amended, restated, supplemented or otherwise modified from time to time)

- S9 -

SCHEDULE 8.1(v)

LABOUR MATTERS

Nil

- S10 -

SCHEDULE 9.2

OFFICER’S COMPLIANCE CERTIFICATE

[DATE]

CROWN CAPITAL PARTNERS INC.

175, 601-10 Avenue SW

Calgary, AB

T2R 0B2

Certificate of Claude Resources Inc.

Pursuant to section 9.2 of the Credit Agreement dated as of April 5, 2013 (as the same may be amended, restated or otherwise modified from time to time, the "Credit Agreement") between

Claude Resources Inc. (the "Borrower") and Norrep Credit Opportunities Fund Inc., in its capacity as General Partner Of Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities Fund II (Parallel), LP (the "Lender"), enclosed are the Consolidated Financial Statements of the Borrower for the period ending ◆, as required by the Credit Agreement. All capitalized terms used herein shall have the meaning ascribed thereto in the Credit Agreement.

The undersigned hereby certifies that the for the financial quarter ending [◆], [◆] the amounts and financial ratios referred to in section 10.1(q) of the Credit Agreement are as follows:

Section 10.1(q)(i)	Current Ratio

Fiscal Year - ______________________________	______________________________

Required - Not less than 1.25, measured annually.

Compliance - Yes/No

Note: Please attach schedule showing calculations

Section 10.1(q)(ii)	Cash Flow Coverage Ratio

Fiscal Year - ______________________________	______________________________

______________________________	______________________________

Required: Not less than 1.25, measured annually.

Note: Please attach schedule showing calculations	Compliance - Yes/No

- S11 -

Section 10.1(q)(iii)	Minimum TTM EBITDA

Fiscal Quarter - ______________________________	______________________________

Required: Minimum $5,000,000 from December 31, 2013 to June 30, 2014 and $10,000,000 as of September 30, 2014.	Compliance - Yes/No

Note: Please attach schedule showing calculations

Section 10.1(q)(iv)	Net Debt to EBITDA Ratio

Fiscal Quarter - ______________________________	______________________________

Required: Not less than 3, following December 31, 2013.	Compliance - Yes/No

Note: Please attach schedule showing calculations

Section 10.1(q)(iii)	Capital Expenditures

Period - ______________________________	______________________________

Required: Not greater than $◆ for the fiscal year of the Borrower ended ◆and not greater than $◆ for the fiscal year of the Borrower ended ◆and for each subsequent fiscal year of the Borrower thereafter until repayment of the Liabilities has been made in full.	Not Greater Than ◆

Compliance - Yes/No

The undersigned certifies that, except as set forth in detail on the attached schedule which schedule also sets forth what action the Borrower has taken or propose to take with respect thereto:

(i)	all of the representations and warranties of the Borrower contained in the Credit Agreement and the Other Agreements are true, correct and complete as of this date as if made as of this date;

(ii)	the Borrower is, at this date, in compliance with all of its covenants and agreements in the Credit Agreement and the Other Agreements;

- S12 -

(iii)	no Default exists or existed during the period covered by the attached financial statements.

[Except as attached hereto,] no auditor, regulator or third party consultant has issued a management letter or other communication regarding the Borrower.

The Borrower has caused this certificate to be executed and delivered by its duly authorized officers this ____________ day of ____________.

Name:	•
Title:	President

Name:	•
Title:	Chief Financial Officer

- S13 -

SCHEDULE 10.5(n)

INVESTMENTS

Company	Symbol	Quantity
Auriga Gold Cop	AIA	3,428,572
High Frontier Resources		25,000
Satori Resources Inc.	BUD	2,916,500
Wescan Goldfields Inc.	WGF	296,506

- S14 -